Itaú Unibanco Holding S.A.

Base Date 12.31.2010

(in compliance with CVM Instruction No. 481 of December 17, 2009, or “CVM Instruction 481”)
Identification
Itaú Unibanco Holding S.A. a corporation enrolled with the Legal Entity Taxpayer’s Registry under CNPJ/MF No. 60.872.504/0001-23, with its incorporation documents duly filed with the Board of Trade of the State of São Paulo under NIRE No. 35.3.0001023-0, registered as a listed company before the Brazilian Securities Commission (“CVM”) under No. 19348 (“Bank” or “Issuer”).

Head office	The Issuer’s head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902
Investor Relations Office
The Bank’s Investor Relations area is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Conceição, in the City of São Paulo, State of São Paulo. The Investor Relations Officer is Mr. Alfredo Egydio Setubal. The phone number of the Investor Relations Department is (5511) 5019 1549;  fax is (5511) 5019 1133 and the e-mail is investor.relations@itau-unibanco.com.br

Independent Auditors of the Company	PricewaterhouseCoopers Auditores Independentes for the years ended 12.31.2010, 12.31.2009 and 12.31.2008
Underwriter	Itaú Corretora de Valores S.A.
Stockholders Service
The Issuer’s stockholders service is provided at the branches of Itaú Unibanco S.A., which head office is located at  Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902

Newspapers in which the issuer divulges its information	Official Gazette of the State of São Paulo and Valor Econômico
Website	http://www.itau-unibanco.com/ir The information included in the Company’s website is not an integral part of this Reference Form
Date of last review	03.25.2011

Ordinary General Meeting – April 25, 2011

Pursuant to Article 21, subsection VI of CVM Instruction 480/09, we wish to announce that the information required in accordance with Article 9 of CVM Instruction 481/09 and Article 133 of Law No. 6,404/76 has been made available to stockholders as specified below.

1. MANAGEMENT DISCUSSION AND ANALYSIS

The Management Discussion and Analysis has been released together with the Financial Statements, having been approved by the Board of Directors at its meeting of February 21, 2011. This document was made available through the Periodical and Eventual Information System (“IPE”) of Brazilian Securities Commission – CVM and on the company’s website (http://www.itau-unibanco.com/ir) on February 22, 2011, being published on March 3, 2011 in the newspapers ‘Valor Econômico’ (pages E7 to E20) and ‘Diário Oficial do Estado de São Paulo’ (pages 59 to 84).

2. COPY OF THE FINANCIAL STATEMENTS

The Financial Statements for the fiscal year ending December 31, 2010 were approved in the meeting of the Board of Directors of February 21, 2011, and were the subject of: (i) a recommendation for approval, contained in the Summary of the Audit Committee Report; (ii) a favorable opinion of the Fiscal Council; (iii) a report without qualification of the Independent Auditors; (iv) a statement of the Executive Board which agreed with the opinions contained in the report of the Independent Auditors, with the Financial Statements and with the Management Discussion and Analysis for the operation.

The Financial Statements were made available through the IPE and on the company’s website (http://www.itau-unibanco.com/ir) on February 22, 2011 and were published on March 3, 2011 in the newspapers ‘Valor Econômico’ (pages E7 to E20) and ‘Diário Oficial do Estado de São Paulo’ (pages 59 to 84).

3. MANAGEMENT COMMENTS ON THE CURRENT FINANCIAL SITUATION

The management comments as specified in item 10 of attachment 24 of CVM Instruction 480, are to be found in Attachment I of this announcement.

4. REPORT OF THE INDEPENDENT AUDITORS

The report of the independent auditors was made available through the IPE and on the company’s website (http://www.itau-unibanco.com/ir) on February 22, 2011, being published together with the Financial Statements on March 3, 2011 in the newspapers ‘Valor Econômico’ (pages E7 to E20) and ‘Diário Oficial do Estado de São Paulo’ (pages 59 to 84). This document was examined by the Board of Directors at its meeting of February 21, 2011.

5. OPINION OF THE FISCAL COUNCIL

The opinion of the Fiscal Council was made available through the IPE and on the company’s website (http://www.itau-unibanco.com/ir) on February 22, 2011, being published jointly with the Financial Statements on March 3, 2011 in the newspapers ‘Valor Econômico’ (pages E7 to E20) and ‘Diário Oficial do Estado de São Paulo’ (pages 59 to 84). This opinion was analyzed by the Board of Directors at its meeting of February 21, 2011.

6. STANDARDIZED FINANCIAL STATEMENTS FORM

The Standardized Financial Statements Form was made available through the IPE on February 22, 2011.

7. TO DELIBERATE ON THE ALLOCATION OF THE RESULT FOR THE FISCAL YEAR ENDING DECEMBER 31, 2010.

The company reported Net Income for the fiscal year of 2010 in the amount of R$10,272,015,528.35 (ten billion, two hundred and seventy-two million, fifteen thousand, five hundred and twenty-eight Reals and thirty-five centavos), as shown in the income statement made available through the IPE and on the company’s website (http://www.itau-unibanco.com/ir) on February 22, 2011 and published jointly with the Financial Statements on March 3, 2011 in the newspapers ‘Valor Econômico’ (pages E7 to E20) and ‘Diário Oficial do Estado de São Paulo’ (pages 59 to 84).

In the light of this Profit, and as substantiated in the Financial Statements, it is proposed that the said Profit should be allocated as follows:

(a)        R$513,600,776.42 (five hundred and thirteen million, six hundred thousand, seven hundred and seventy-six Reals and forty-two centavos) to the Legal Reserve account;

(b)        R$5,633,795,439.86 (five billion, six hundred and thirty-three million, seven hundred and ninety-five thousand, four hundred and thirty-nine Reals and eighty-six centavos) to the Statutory Reserve accounts, being:

1.	R$754,588,063.90 (seven hundred and fifty-four million, five hundred and eighty-eight thousand and sixty-three Reals and ninety centavos) to the Dividends Equalization account;

2.
R$1,951,682,950.38 (one billion, nine hundred and fifty-one million, six hundred and eighty-two thousand, nine hundred and fifty Reals and thirty-eight centavos) to the Working Capital Increase account;

3.
R$2,927,524,425.58 (two billion, nine hundred and twenty-seven million, five hundred and twenty-four thousand, four hundred and twenty-five Reals and fifty-eight centavos) to the Increase in Capital of Investees account; and

(c)       R$4,124,619,312.07 (four billion, one hundred and twenty-four million, six hundred and nineteen thousand, three hundred and twelve Reals and seven centavos) for payment by December 31 2011, of the mandatory dividend.

The proposal for allocation of the Profit in the manner specified in Attachment 9.1-II of ICVM 481, can be found in Attachment II of this announcement.

8. SUMMARY  OF THE AUDIT COMMITTEE REPORT

The summary  of the Audit Committee Report was made available through the IPE and on the company’s website (http://www.itau-unibanco.com/ir) on February 22, 2011, being published jointly with the Financial Statements on March 3, 2011 in the newspapers ‘Valor Econômico’ (pages E7 to E20) and ‘Diário Oficial do Estado de São Paulo’ (pages 59 to 84). The report has been analyzed by the Board of Directors at its meeting of February 21, 2011.

APPENDIX I
Item 10 of Appendix 24 of CVM Instruction 480

COMMENTS OF DIRECTORS

10.1. Directors should comment on:

a) financial and equity positions in general

2010

In 2010, Brazil experienced strong growth and GDP expanded 7.5%. This was primarily due to the Brazilian economy rebounding from negative growth in 2009, and also the result of rapid expansion of domestic demand, driven mainly by the recovery of consumption and investment expenditures as well as stimulative fiscal expenditures in 2010.

The current account deficit (net balance from trade of goods and services and international transfers) reached 2.3% of GDP in 2010, and has been a deficit for the third consecutive year. Brazil’s external solvency improved considerably, with US$289 billion in international reserves and US$256 billion in external debt as of December 2010. Nevertheless, there are other external liabilities, such as portfolio investments in shares and fixed income bonds, that rose from US$287 billion in 2008 to US$645 billion in January 2011.

There are concerns about the acceleration of inflation: inflation rate reached 5.9% in 2010, well above the median of the Brazilian government’s target range of 4.5% and close to the stipulated maximum rate of 6.5%.Inflation may continue to rise and may potentially affect our results. Delinquency rates in the Brazilian banking system have recently decreased during 2010.

Notwithstanding the relatively brief effects of the international crisis, new sources of strain, especially from Europe due to the burden of sovereign debt of European countries, from the U.S. due to the fears of a second recession resulting from the sluggishness of the real estate market and growing unemployment, and from the acceleration of inflation in emerging countries, may affect the level of activity and increase volatility in the Brazilian currency, the real, with respect to the U.S. dollar, the euro, the yen, the yuan and other currencies. The Brazilian government could choose to adopt further macroprudential measures to prevent excessive asset growth.

In December 2010, the National Monetary Council (CMN) adopted measures aiming at restricting the credit growth: increase of additional compulsory deposits and increase of capital requirement. In December, the compulsory deposits of the banking system in the Central Bank increased by R$81.8 billion. Such measures have moderated the growth of loans. Preliminary indicators, such as the data for December, showed that the average loan granted to individuals fell 10.5%, in actual terms not adjusted for seasonality. Even though the impact was smaller on grants to companies, which posted a 6.6% decrease, other variables, such as interest charged in loans to individuals, seem to have increased. However, total credit granted by the banking system became more important over the year, going up from 45% of GDP to 47%.

For the year ended December 31, 2010, our consolidated net income was R$13,323 million. As of December 31, 2010, our total stockholders’ equity was R$60,879 million. Our annualised return on average equity was 24.1% in 2010. As of the same date, our solvency ratio on a fully consolidated basis was 15.4%, a 130 basis points decrease in comparison to December 31, 2009, mainly due to (i) changes in capital requirements rules, which excluded additional provisions for loan and lease losses from the Tier 1 capital calculation, and (ii) credit expansion. For more detail about the calculation of our regulatory capital, see Note 3 to our consolidated financial statements as of and for the year ended December 31, 2010.

During 2010 our main challenge was the completion of the integration of Unibanco branches and customer site branches throughout Brazil. With the completion of the integration, we were able to improve our processes and, accordingly, expand the volume of services and increase our customer base, while maintaining service quality.

We highlight the improvement of asset quality as the principal change in our financial condition for the year ended December 31, 2010. Our operations were positively affected by a decrease in nonperforming loans, mainly due to an improvement in the quality of our portfolio with individuals and companies, and an improvement in our recovery of loans previously written off as losses. Reduced delinquency levels are associated with the improving Brazilian economy, as well as the more conservative credit policies adopted by us since 2009.

As of December 31, 2010, the balance of credit transactions, including endorsements and guarantees, was R$335,476 million, a 20.5% increase compared to December 31, 2009. Credit to individuals increased by 18.3%, while credit to companies increased by 21.8% compared to December 31, 2009. During 2010, we maintained our strategy of increasing the volume of credit card lending, vehicle financing, mortgage loans and loans to very small, small and middle market companies, with loans to companies increasing at a higher rate than other segments.

Our results of operations for the year ended December 31, 2010 compared to the year ended December 31, 2009, reflected a significant impact from exchange rate variation. The exchange rate between the U.S. dollar and the real changed significantly. During the year ended December 31, 2010 the real appreciated 4.3% against the U.S. dollar, while in the year ended December 31, 2009 the real appreciated 25.5% against the U.S. dollar. The decrease in income from financial operations before loan losses, mainly due to lower gains from derivative financial instruments used to hedge our investments in subsidiaries abroad, resulted in a decrease in expenses related to income tax and social contribution.

On August 23, 2009, Itaú Unibanco Holding and Porto Seguro S.A. (“Porto Seguro”) entered into an alliance to combine their respective homeowner and automobile insurance operations. As a consequence of this association, the results of Porto Seguro have been proportionally consolidated beginning with the fourth quarter of 2009, in light of our 30.0% interest in Porto Seguro. Thus, the financial statements as of and for the year ended December 31, 2010 present the effects from this association and consolidate our proportional interest in the results of operations of Porto Seguro in our consolidated statement of income and the financial position in our consolidated balance sheet. This association did not have a significant impact on our net income.

2009

The Brazilian economy showed strong recovery, mainly in the industrial segment, from January. From then, the industrial production grew for ten consecutive months, posting an accumulated increase of 19.1% until November as compared to the month of December 2008. However, despite the sequence of monthly increases, production in industry still accumulated a decrease of 9.3% between January and November 2009, as compared with the same period in 2008.

The quick recovery of the domestic bank credit was essential for such recovery. In December, credit reached 45% of GDP, after a historic series lower than this level.

For the year ended December 31, 2009, our consolidated net income was R$10,067 million. As of December 31, 2009, our total stockholders’ equity was R$50,683 million. Our return on average equity was 21.4% in 2009. Our solvency ratio on a fully consolidated basis reached 16.7%, a 60 basis point increase in comparison to the previous year.

During 2009, we faced two main challenges. First, internally we experienced significant changes related to the Association. At the end of 2008, we defined the management team that would lead the new institution. In addition, we finalised the selection of the members of the board of directors and board of officers who would be responsible for leading the integration process. In the first half of 2009, this process was expanded to all managerial levels of our company. At the same time, market opportunities and business models were re-evaluated and redefined targets for the commercial business unit were established. The branch transformation program associated with the integration of the operations of the two banks started in the second half of 2009 and is expected to be accelerated in 2010. The second challenge was related to the turmoil in the international financial markets. The main impact of the economic crisis on the Brazilian financial industry in general was an increase in nonperforming loans. Our operations were affected by a change of asset quality. During the first nine months of 2009, we used part of our additional allowance for loan losses to address these changes in asset quality. But, at the end of 2009, the balance of nonperforming loans began to decrease, changing the trend of gradual deterioration of asset quality that began at the end of 2008.

As of December 31, 2009, the total balance of credit transactions, including endorsements and guarantees, was R$278,382 million. Credit to individuals increased by 10.4% while credit to companies decreased by 2.3% compared to December 31, 2008. We maintained our strategy of increasing the volume of consumer credit loan, mainly credit cards and vehicle financing, and loans to micro, small and mid-sized companies during 2009. Changes in exchange rates and the appreciation of the real in relation to foreign currencies as well as the migration of corporate clients to the capital markets as a source for financing operations were the main causes of the decrease of the balance of corporate loans.

On August 23, 2009, Itaú Unibanco Holding and Porto Seguro entered into an alliance to combine their respective homeowner and automobile insurance operations. We also entered into an operating agreement for the exclusive offer and distribution of homeowner and automobile insurance products to clients of the Itaú

Unibanco branch network in Brazil and Uruguay. As a consequence of this association, the results of Porto Seguro have been proportionally consolidated beginning with the fourth quarter of 2009, in light of our 30.0% interest in Porto Seguro.

We reclassified certain items as of and for the year ended December 31, 2010 for comparative purposes. See Note 22(l) to our consolidated financial statements as of and for the year ended December 31, 2010. For comparative purposes, we have also reclassified these items as of December 31, 2008 in the following discussion of our results of operations.

2008

2008 was marked by the merger of the financial institutions Itaú and Unibanco which, on November 3, 2008, signed an agreement for the merger of their financial operations. This was the formal beginning of the construction of the largest private financial conglomerate in the Southern Hemisphere, which was approved by the Brazilian Central Bank on February, 18 2009, with a market value that placed it among the 20 largest financial institutions in the world.

In 2008, the global financial market went through a unique period of significant changes with several types of impact manifesting themselves in Brazil. The first effects were felt in Brazil in August 2008 with the beginning of a strong process of devaluation of the real in relation to the US dollar and a continuous spell of adjustments at the stock exchanges started in the first half of the year. The situation became more serious in September with the retraction of the world’s credit market. The shortage of external credit lines led the Brazilian companies that operate abroad to seek credit in the local market. The credit offer maintained by large Brazilian banks reflected the effects of this new demand, the healthy preservation of liquidity and the expected increase in default rates. The combination of different factors, particularly external ones, caused a reduction in the level of expansion of the Brazilian economy.

The integration of the operations of Itaú and Unibanco took place in a favorable environment, created by the international crisis itself, which offered opportunities to the organization and allowed it to become even stronger and more competitive. The merger is in line with the global consolidation movement among financial institutions, which reflects the permanent search for more solid operations, prepared for competition and to ensure the offer of credit and the soundness of the system.

We report below the highlights of our performance in 2008, and remind readers that the net income for the period reflected the consolidation of Unibanco results for the fourth quarter of that year, whereas balance sheet accounts were fully consolidated at December 31, 2008.

Consolidated net income for the year totaled R$7,803 million, with a return of 23.8% on average equity. Excluding the non-recurring effects on income for the year, corresponding to an expense of R$567 million, the recurring net income amounted to R$8,371 million, with a return of 25.5%.

Stockholders’ equity reached R$43,664 million at the end of 2008, an increase of 50.7% as compared to December 2007.

The consolidated assets of the new bank totaled R$637,202 million at December 31, 2008. The Basel ratio stood at 16.1% at the end of December 2008.

Free, raised and managed assets increased 74.3% in relation to December 2007, totaling R$807,652 million. The growth of 469.8% in time deposits was noteworthy, reaching R$135,901 million at the end of the year. We ended 2008 with a balance of R$258,252 million in managed assets.

Our credit portfolio, including endorsements and sureties, totaled R$271,938 million at December 31, 2008, representing an increase of 113.1% in relation to December 31, 2007. The merger with Unibanco had an important role in this increase. We particularly mention the operations involving the extension of credit to companies, which grew 166.8% in relation to the prior year. The balance of the large companies segment grew 178.3% whereas that of the very small, small and middle market company segment grew 147.2% in the period. Operations with credit cards grew 116.4% in relation to the prior year. The vehicle portfolio kept a significant rate of growth, of 61.6% in relation to 2007. The real estate loan portfolio added to the rural loan portfolio grew 87.8%, mainly because of the expansion of the former. Loan operations carried out by our foreign branches (Argentina, Chile, Uruguay and Paraguay) increased 43.9%, mainly stimulated by foreign exchange variation and consolidation of Interbanco operations in Paraguay. If we do not take into consideration the merger with Unibanco, the total balance of our loan and financing portfolio totaled R$180,562 million at December 31, 2008, representing an increase of 41.5% in relation to the prior year.

b) capital structure and possibility of redemption of shares or quotas, indicating:
I - Cases for redemption
II - Formula for the calculation of redemption value

There is no case for redemption of shares issued by the Company besides those which are legally provided for.

At December 31, 2010, capital stock comprised 4,570,936,219 book-entry shares with no par value, of which 2,289,286,475 were common and 2,281,649,744 were preferred shares without voting rights, but with tag-along rights, in the event of the public offering of shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock totals R$45,000,000 thousand (R$45,000,000 thousand at 12/31/2009 and R$29,000,000 thousand at 12/31/2008) of which R$31,546,933 thousand (R$30,883,250 thousand at 12/31/2009 and R$24,697,674 thousand at 12/31/2008) is held by stockholders domiciled in the country and R$13,453,067 thousand (R$14,116,750 thousand at 12/31/2009 and R$4,302,326 thousand at 12/31/2008) is held by stockholders domiciled abroad.

c) payment capability in relation to the financial commitments assumed;
d) sources of financing used for working capital and investments in noncurrent assets;
e) sources of financing for working capital and investments in noncurrent assets that the Issuer intends to use to cover liquidity deficiencies;
g) limits on the use of the financing already contracted.

Our Superior Institutional Treasury Committee for Liquidity determines our policy regarding asset and liability management. Our policy is to maintain a close match of our maturity, interest rate and currency exposures. In establishing our policies and limits, the Superior Institutional Treasury Committee for Liquidity considers our exposure limits for each market segment and product, and the volatility and correlation across different markets and products.

We have invested in improving risk management of the liquidity inherent in our activities. At the same time, we maintain a portfolio of bonds and securities with higher liquidity (an “operational reserve”), which represents a potential source for additional liquidity.

Management controls our liquidity reserves by projecting the resources that will be available for investment by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles of our counterparties.

Short-term minimum liquidity limits are defined according to guidelines set by the Superior Institutional Treasury Committee for Liquidity. These limits aim to ensure sufficient liquidity, including upon the occurrence of unforeseen market events. These limits are revised periodically based on the projection of cash needs in atypical market situations (i.e., stress scenarios).

Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and exploit market opportunities. Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalise on business opportunities as they arise.

Our principal source of funding is deposits. Deposits include non-interest bearing demand deposits, interest bearing savings account deposits, time deposits certificates sold to customers and interbank deposits from financial institutions. As of December 31, 2010, total deposits amounted to approximately R$202,738 million, representing 39.8% of total funding. As of December 31, 2009, total deposits amounted to approximately R$190,772 million, representing 48.0% of our total funding.

Our savings deposits represent one of our major sources of funding which, as of December 31, 2010 and 2009, accounted for 28.6% and 25.3% of total deposits, respectively.

R$ million
	As of December 31,
	2010		2009		2008
	Balance	% of Total Funding	Balance	% of Total Funding	Balance	% of Total Funding

Deposits	202,738	39.8%	190,772	48.0%	206,189	49.1%
Demand deposits	25,532	5.0%	24,837	6.2%	26,933	6.4%
Savings accounts	57,899	11.4%	48,222	12.1%	39,296	9.4%
Interbank	1,985	0.4%	2,046	0.5%	2,921	0.7%
Time deposits	116,416	22.8%	114,671	28.9%	135,901	32.4%
Other deposits	906	0.2%	997	0.3%	1,138	0.3%
Total short-term borrowings	159,809	31.3%	113,388	28.6%	122,111	29.1%
Deposits received under Securities Repurchase Agreements – Own portfolio	98,415	19.3%	35,948	9.0%	22,882	5.4%
Deposits received under Securities Repurchase Agreements – Third-party portfolio	23,070	4.5%	51,799	13.0%	62,350	14.8%
Deposits received under Securities Repurchase Agreements – Free portfolio	951	0.2%	669	0.2%	1,090	0.3%
Real estate credit notes	8,260	1.6%	5,983	1.5%	3,745	0.9%
Agribusiness credit notes	2,660	0.5%	2,283	0.6%	3,914	0.9%
Mortgage notes	48	0.0%	—	0.0%	—	0.0%
Bills of exchange	17	0.0%	—	0.0%	—	0.0%
Debentures	293	0.1%	238	0.1%	128	0.0%
Securities issued abroad	3,322	0.7%	1,948	0.5%	3,058	0.7%
Borrowings	12,024	2.4%	8,509	2.1%	17,964	4.3%
Onlending	9,769	1.9%	5,969	1.5%	5,503	1.3%
Securitisation of foreign payments orders	—	0.0%	—	0.0%	215	0.1%
Subordinated debt(1)	980	0.2%	42	0.0%	1,262	0.3%
Total long-term debt	147,342	28.9%	93,285	23.5%	91,703	21.8%
Own portfolio	66,465	13.0%	39,272	9.9%	37,862	9.0%
Third-party portfolio	—	0.0%	62	0.0%	174	0.0%
Free portfolio	10,740	2.1%	4,185	1.1%	—	0.0%
Bills of real estate loans	477	0.1%	470	0.0%	490	0.1%
Bills of credit related to agribusiness	114	0.0%	—	0.0%	368	0.1%
Financial bills	2,466	0.5%	—	0.0%	—	0.0%
Mortgage notes	254	0.0%	512	0.1%	496	0.1%
Bills of exchange	—	0.0%	27	0.0%	—	0.0%
Debentures	1,091	0.2%	2,527	0.6%	3,462	0.8%
Foreign borrowings through securities	6,608	1.3%	3,755	0.9%	3,935	0.9%
Securitisation of foreign payments orders	—	0.0%	—	0.0%	3,613	0.9%
Borrowings	3,699	0.7%	3,828	1.0%	6,216	1.5%
Onlending	21,920	4.3%	16,386	4.1%	12,953	3.1%
Subordinated debt	33,508	6.6%	22,684	5.7%	22,134	5.3%
Total	509,889	100%	397,446	100%	420,003	100%

(1)	Includes redeemable preferred shares (classified under minority interests in subsidiaries in our balance sheet) totalling R$658 million, R$688 million as of December 31, 2010 and 2009, respectively.

f) indebtedness ratios and the characteristics of the debts, also describing:
I - Relevant loan and financing agreements
II - Other long-term relationships with financial institutions

The issuer has as its main source of financing the funding, borrowings and onlending. Funding by term and maturity is as follows:

R$ million
	12/31/2010
	0-30 days	31-180 days	181-365 days	Over 365 days	Total	%
Deposits	100,074	17,550	21,981	63,134	202,738	39.8
Deposits received under securities repurchase agreemer	89,000	21,369	12,067	77,205	199,641	39.2
Funds from acceptance and issuance of securities	3,418	9,516	1,665	11,010	25,609	5.0
Borrowings and onlending	2,370	8,380	11,033	25,619	47,412	9.3
Subordinated debt	28	58	895	33,508	34,488	6.8
TOTAL	194,889	56,882	47,639	210,476	509,889
% per maturity term	38.2	11.2	9.3	41.3
TOTAL – 12/31/2008	160,222	45,547	29,557	162,119	397,446
% per maturity term	40.3	11.5	7.4	40.8
TOTAL – 12/31/2007	164,790	51,520	31,129	172,526	420,003
% per maturity term	39.2	12.3	7.4	41.1
(*) After redeemable preferred shares

The table below shows funding through issuance of subordinated debt securities, according the conditions set forth in CMN Resolution No. 3,444, of 02/28/2007, and amendments introduced by CMN Resolution No. 3,532, of 08/31/2008:

Description			R$ million
Name of Security	Issue	Maturity	Return p.a.	Principal
Subordinated euronotes	2nd half of 2001	August 2011	10.00%	457
Subordinated euronotes	August 2001	August 2011	4.25%	625
Subordinated CDB	March 2007	April 2012	103.5% of CDI	5,000
Subordinated CDB	May 2007	May 2012	104% of CDI	1,406
Subordinated CDB	July 2007	July 2012	CDI + 0.38%	422
Subordinated CDB	August 2007	August 2012	CDI + 0.38%	200
Subordinated CDB	October 2007	October 2012	IGPM + 7.31%	161
Subordinated CDB	October 2007	October 2012	IGPM + 7.35%	130
Subordinated CDB	October 2007	October 2012	103.8% of CDI	93
Subordinated CDB	October 2007	October 2012	CDI + 0.45%	450
Subordinated CDB	November 2007	November 2012	CDI + 0.35%	300
Subordinated CDB	December 2002	December 2012	102.5% of CDI	200
Subordinated CDB	December 2002	December 2012	102% of CDI	20
Subordinated CDB	January 2008	February 2013	CDI + 0.50%	880
Subordinated CDB	February 2008	February 2013	CDI + 0.50%	1,256
Subordinated CDB	1st quarter of 2008	1st quarter of 2013	CDI + 0.60%	817
Subordinated CDB	2nd quarter of 2008	2nd quarter of 2013	106% of CDI	29
Subordinated CDB	2nd quarter of 2008	2nd quarter of 2013	107% of CDI	19
Subordinated CDB	November 2003	November 2013	102% of CDI	40
Subordinated CDB	May 2007	May 2014	CDI + 0.35%	1,805
Subordinated CDB	August 2007	August 2014	CDI + 0.46%	50
Subordinated CDB	October 2007	October 2014	IGPM + 7.35%	33
Subordinated CDB	November 2008	October 2014	112% of CDI	1,000
Subordinated CDB	December 2007	December 2014	CDI + 0.60%	10
Preferred shares	December 2002	March 2015	3.04%	1,389
Subordinated CDB	January 2010	November 2015	113% of CDI	50
Subordinated bonds	December 2005	December 2015	1.42%	194
Subordinated CDB	3rd quarter of 2008	3rd quarter of 2015	119.8% of CDI	400
Subordinated CDB	January 2010	January 2016	114% of CDI	500
Subordinated CDB	1st quarter 2010	1st quarter 2016	110% of CDI	83
Subordinated CDB	1st quarter 2010	1st quarter 2016	111% of CDI	33
Subordinated CDB	1st quarter 2010	1st quarter 2016	113% of CDI	2,103
Subordinated CDB	March 2010	March 2016	IPCA + 7.33%	123
Subordinated LF	August 2010	August 2016	100% of CDI + 1.36%	365
Subordinated LF	September 2010	September 2016	112.5% of CDI	16
Subordinated CDB (1)	December 2006	December 2016	CDI + 0.47%	500
Subordinated LF	3rd quarter of 2010	3rd quarter of 2016	112% of CDI	1,808
Subordinated LF	October 2010	October 2016	112% of CDI	50
Subordinated LF	December 2010	December 2017	100% of IPCA + 7.00%	30
Subordinated CDB	March 2010	March 2017	IPCA + 7.45%	367
Subordinated LF	September 2010	September 2017	100% of IPCA + 7.2%	160
Subordinated LF	September 2010	September 2017	100% of IPCA + 7.0%	20
Subordinated LF	October 2010	October 2017	100% of IPCA + 6.95%	20
Subordinated LF	October 2010	October 2017	100% of IPCA + 6.97%	6
Subordinated euronotes	April 2010	April 2020	6.2%	1,731
Subordinated euronotes	September 2010	January 2021	5.75%	1,694
Subordinated bonds	April 2008	April 2033	3.5%	73
Subordinated bonds	October 2008	October 2033	4.5%	68
Eurobonds -Perpetual Non-cumulative Junior Subordinated Securities (2)	July 2005	not determined	8.7%	1,195
(1)	Subordinated CDBs may be redeemed from November 2011;
(2)	The debt may be fully redeemed only at the option of the issuer from July 29, 2010 or at each subsequent payment.

At ITAÚ UNIBANCO HOLDING, the portfolio is composed of subordinated Euronotes in the amount of R$26,081 million, maturing within 30 days, of R$21,809 million, maturing within 91 to 180 days, and of R$3,304,889 million, maturing after 365 days, totaling R$3,352,779 million.

III – The level of subordination between debts

In case of judicial or extrajudicial liquidation of the Issuer, there is an order of priority as to the repayment to the many creditors of the bankrupt estate.  Particularly in relation to debts comprising the Issuer indebtedness, the following order of repayment shall be obeyed:  secured debts, unsecured debts, and subordinated debts.  For information on the amount of our obligations (detailed according to this same classification). We shall thus mention that in relation to secured debts, creditors prefer that to others up to the limit of the asset pledged to secure them, while there is no subordination level among unsecured debt creditors or among subordinated debt creditors.

The funding through issuance of subordinated debt securities, according the conditions set forth in CMN Resolution No. 3,444, of 02/28/2007, and amendments introduced by CMN Resolution No. 3,532, of 01/31/2008 is as follows:

R$ million
	12/31/2010
	0-30 days	31-180 days	181-365 days	Over 365 days	Total	%
CDB	-	-	-	25,859	25,859	75.0
Euronotes	26	42	895	3,332	4,296	12.4
Bonds	2	-	-	298	300	0.9
Eurobonds	-	12	-	833	846	2.4
(-) Transaction costs incurred	-	-	(0)	(40)	(41)	(0.1)
TOTAL OTHER LIABILITIES	28	55	895	32,853	33,830
Redeemable preferred shares	-	3	-	655	658	1.9
GRAND TOTAL	28	58	895	33,508	34,488
% per maturity term	0.1	0.2	2.6	97.2

	12/31/2009
	0-30 days	31-180 days	181-365 days	Over 365 days	Total	%
CDB	-	-	-	20,160	20,160	88.7
Euronotes	-	20	-	857	877	3.9
Bonds	-	3	3	130	136	0.6
Eurobonds	13	-	-	871	884	3.9
(-) Transaction costs incurred	-	-	-	(19)	(19)	(0.1)
TOTAL OTHER LIABILITIES	13	23	3	21,999	22,038
Redeemable preferred shares	-	3	-	684	688	3.0
GRAND TOTAL	13	26	3	22,684	22,726
% per maturity term	0.1	0.1	0.0	99.8

	12/31/2008
	0-30 days	31-180 days	181-365 days	Over 365 days	Total	%
CDB	-	2	1,201	18,278	19,481	83.4
Euronotes	-	27	-	1,167	1,194	5.1
Bonds	-	-	-	148	148	0.6
Eurobonds	-	19	-	1,623	1,642	7.0
(-) Transaction costs incurred	-	-	-	(39)	(39)	(0.2)
TOTAL OTHER LIABILITIES	-	49	1,201	21,176	22,426
Redeemable preferred shares	-	12	-	919	931	4.0
GRAND TOTAL	-	61	1,201	22,095	23,356
% per maturity term	-	0.3	5.1	94.6

The chart that shows the funding through issuance of subordinated debt securities is included in Item 10.1. (f.II) of this Form.

IV - Any restrictions imposed on the issuer, in particular in relation to borrowing limits and contracting new debt, distribution of dividends, the sale of assets, issuing new securities and the sale of corporate control

A portion of our long-term debt has provisions on the early repayment of the principal upon the occurrence of certain events, as is the norm with long-term finance contracts.  At December 31, 2010, no event of default or non-compliance with finance clause had occurred.

Additionally, Itaú Unibanco Holding S.A. (“Issuer”) established in March 2010 a programme for the issue and distribution of notes with certain financial intermediaries (“Programme”).   The Programme establishes that

the Issuer itself or through its Cayman Islands branch shall issue subordinated or senior notes (“Notes”) up to the limit of US$10,000,000.00 (ten billion US dollars).

To date, the following issues have been completed in accordance with the Programme (“Issues”):

(i) Subordinated Notes in the amount of US$1,000,000,000.00 (one billion US dollars), issued on April 15, 2010, with final maturity on April 15, 2020, which were accepted for listing and trading at the Luxembourg Stock Exchange;

(ii) Subordinated Notes in the amount of US$1,000,000,000.00 (one billion US dollars), issued on September 23, 2010 and with final maturity on January 22, 2021, which were accepted for listing and trading at the Luxembourg Stock Exchange;

(iii) Senior Notes in the amount of US$500,000,000.00 (five hundred million US dollars), issued on November 23, 2010 and with final maturity on November 23, 2015, which were accepted for listing and trading at the Luxembourg Stock Exchange;

(iv) Subordinated Notes in the amount of US$250,000,000.00 (two hundred and fifty million US dollars), issued on January 31, 2011 and with final maturity on January 22, 2021, which were accepted for listing and trading at the Luxembourg Stock Exchange.

The Programme and the Issues impose certain conditions and restrictions to the Issuer, as follows:

a.	Disposal of Assets and Disposal of Shareholding Control

As a general rule, the issuer is allowed to dispose of all or a substantial portion of its assets, including through corporate restructuring (such as mergers and spin-off processes) without the consent of the owners of the Subordinated Notes of the First Issue, provided that, as a result of the transactions above:

(i)
the entity that receives such assets or take control undertakes to comply with all obligations of repayment of principal and interests arising from any note issued as provided for in the Programme, as well as undertakes to assume all other obligations imposed to the Issuer;

(ii)	no event of default occurs through the carry out of such transactions; and

(iii)
from any public announcement about the transaction and before its completion: the management members of the issuer provide to the trustee a declaration that the transaction of asset disposal in question is in compliance with the obligations and restrictions imposed to the Issuer; a legal opinion is issued by the legal advisors of the Issuer on the assumption of obligations arising from the Program by the new entity that will take over the assets or the shareholding control.

h) significant changes in each item of the financial statements

					R$ million
Assets	12/31/2010	12/31/2009	12/31/2008	2010 X 2009	2009 X 2008
Current and long-term assets	744,601	597,978	626,777	24.5%	-4.6%
Cash and cash equivalents	10,493	10,594	15,847	-1.0%	-33.1%
Interbank investments	85,926	139,195	124,546	-38.3%	11.8%
Securities and derivative financial instruments	188,853	120,189	138,344	57.1%	-13.1%
Interbank and interbranch accounts	86,524	14,570	14,268	493.9%	2.1%
Operations with credit granting characteristics	297,102	245,951	241,043	20.8%	2.0%
(Provision for allowance for loan losses)	(22,292)	(24,052)	(19,972)	-7.3%	20.4%
Other assets	97,996	91,531	112,701	7.1%	-18.8%
Permanent assets	10,512	10,295	10,426	2.1%	-1.3%
Investments	2,135	2,187	2,258	-2.4%	-3.1%
Fixed assets and leased assets	5,025	4,360	4,035	15.3%	8.1%
Goodwill	68	-	-	-	-
Intangible assets	3,285	3,748	4,133	-12.4%	-9.3%
Total assets	755,112	608,273	637,202	24.1%	-4.5%

Liabilities	12/31/2010	12/31/2009	12/31/2008	2010 X 2009	2009 X 2008

Current and long-term liabilities	689,904	553,584	590,788	24.6%	-6.3%

Deposits	202,738	190,772	206,189	6.3%	-7.5%
Demand deposits	26,437	25,834	28,071	2.3%	-8.0%
Savings deposits	57,899	48,222	39,296	20.1%	22.7%
Interbank deposits	1,985	2,046	2,921	-3.0%	-29.9%
Time deposits	116,416	114,671	135,901	1.5%	-15.6%

Deposits received under securities repurchase agreements	199,641	131,935	124,358	51.3%	6.1%

Funds from acceptance and issuance of securities	25,609	17,320	19,596	47.9%	-11.6%

Interbank and interbranch accounts	4,055	3,077	3,008	31.8%	2.3%

Borrowings and onlending	47,412	34,692	42,636	36.7%	-18.6%

Derivative financial instruments	5,705	5,476	14,807	4.2%	-63.0%

Technical provisions for insurance, pension plan and capitalization	61,365	52,404	43,182	17.1%	21.4%

Other liabilities	143,379	117,909	137,011	21.6%	-13.9%
Foreign exchange portfolio	22,035	27,682	50,761	-20.4%	-45.5%
Subordinated debt	33,830	22,038	22,426	53.5%	-1.7%
Sundry	87,514	68,188	63,824	28.3%	6.8%

Deferred income	599	466	231	28.6%	101.4%

Minority interest in subsidiaries	3,731	3,540	2,519	5.4%	40.5%

Stockholders’ equity	60,879	50,683	43,664	20.1%	16.1%

Total liabilities	755,112	608,273	637,202	24.1%	-4.5%

We present below the main changes in the balance sheet accounts at December 31, 2010, 2009 and 2008, noting that the balances for the periods ended 2010, 2009 and 2008 reflect the consolidation in Itaú Unibanco of Unibanco operations.

The total balance of assets amounted to R$755,112 million at the end of 2010, an increase of 24.1% in relation to the previous year and, at December 31, 2009, the total consolidated assets of Itaú Unibanco amounted to R$608,273 million, a drop of 4.5% as compared to the balance of R$637,202 million at December 31, 2008.

At December 31, 2010, the loan portfolio, not including endorsements and sureties, reached R$297,102 million, an increase of 20.8% in relation to the previous year.In Brazil, the portfolio of loans to individuals totaled R$126,876 million, an increase of 18.3% as compared to the balance in the same period in 2009. In the large companies segment, the portfolio balance was R$76,682 million, and in the very small, small and middle-market companies segment, it reached R$80,035 million, an increase of 31.3% as compared to December 31, 2009. The loan and financing operations targeted at the retail market increased 23.0% in the period, totaling R$206,911 million. The real estate loan portfolio totaled R$13,257 million in 2010, an increase of 55.8% as compared to the previous year. The volume of real estate loans to borrowers was R$6,887 million, whereas loans to businesspeople reached R$4,447 million.

At December 31, 2009, the loan portfolio not including endorsements and sureties reached R$245,951 million, an increase of 2.0% in relation to the previous year. Taking into consideration only the loan and financing operations targeted at the retail market – portfolios of credit card, individual loan, vehicle financing, very-small, small and middle-market companies, rural loan and real estate financing – we noted a growth of 14.4% in the portfolio balance, totaling R$175,192 million.  On the other hand, we recorded a drop of 20.6% in loan operations carried out with large companies and of 13.3% in the portfolios in Argentina, Chile, Uruguay and Paraguay, a result of the appreciation of the Brazilin real in relation to foreign currencies and the recovery of capital markets, which once again came to represent an important area for the investment projects of large conglomerates.

Our main source of funds is deposits and they include demand, savings, time and interbank deposits. At December 31, 2010, total deposits reached approximately R$202,738 million, representing 49.3% of total funds; at December 31, 2009 total deposits reached approximately R$190,772 million, representing 57.8% of total funds; at December 31, 2008 total deposits reached approximately R$206,189 million, representing 61.1% of total funds.  Our time deposits represented 57.4%, 60.1%, 65.9% of total deposits at December 31, 2010, 2009 and 2008.

The deposit balance at December 31, 2010 increased 6.3% in relation to the same period of the previous year, which was basically due to an increase of 20.3% in savings deposits.

The deposit balance at December 31, 2009 decreased 7.5% in relation to the same period of the previous year, which was basically a drop of 15.6% in funding through time deposits, which was not counterbalanced by the increase of 22.7% in savings deposits.

Consolidated shareholders’ equity totaled R$60,879 million at December 31, 2010, whereas it reached R$50,683 million at the end of 2009 and R$43,664 million at the end of 2008, representing growths of 20.1% and 16.1% as compared to December 31, 2009 and 2008, respectively. The variation between 2010, 2009 and 2008 is basically due to the result for the period and the payment of interest on capital and dividends.

					R$ million
	2010	2009	2008	2010 X 2009	2009 X 2008
Income from financial operations before loan losses	45,260	46,116	23,360	-1.9%	97.4%

Result of loan losses	(10,088)	(14,165)	(12,946)	-28.8%	9.4%
Expense for allowance for loan losses	(14,364)	(16,399)	(14,280)	-12.4%	14.8%
Income from recovery of credits written off as loss	4,276	2,234	1,334	91.4%	67.4%

Gross income from financial operations	35,172	31,950	10,415	10.1%	206.8%

Other operating income/expenses	(14,727)	(14,594)	(12,293)	0.9%	18.7%
Banking services fees	14,253	12,400	8,649	14.9%	43.4%
Income from bank charges	3,210	2,772	(7,921)	15.8%	8.5%
Result from insurance, pension plan and capitalization operations	2,658	2,432	(2,336)	9.3%	86.0%
Personnel expenses	(12,822)	(12,092)	201	6.0%	37.3%
Other administrative expenses	(14,038)	(11,593)	789	21.1%	46.4%
Tax expenses	(4,296)	(4,238)	(6,728)	1.4%	81.4%
Equity in earnings of affiliated/subsidiary companies	224	209	201	7.2%	4.3%
Other operating income	561	808	(6,728)	-30.6%	2.5%
Other operating expenses	(4,477)	(5,292)	(1,879)	-15.4%	-21.3%

Operating income	20,445	17,357	(1,879)	17.8%	-1023.9%

Non-operating income	80	430	206	-81.5%	109.2%

Income (loss) before taxes on income and profit sharing	20,525	17,787	(1,673)	15.4%	-1163.3%

Income tax and social contribution	(6,017)	(6.652)	9,850	-9.5%	-167.5%

Profit sharing - statutory	(261)	(205)	(107)	27.7%	91.0%
Management members - statutory	(261)	(205)	(107)	27.7%	91.0%

Minority interest in subsidiaries	(924)	(864)	(266)	6.9%	224.3%

Net income	13,323	10,067	7,803	32.3%	29.0%

Comments on the main changes in the consolidated results of the years 2010, 2009 and 2008 are shown at 10.2. (a) of this form.

10.2. – Directors should comment on:

a) results of operations, in particular:
I - Description of any important components of revenue
II - Factors that materially affected operating income and expenses

Results of Operations for Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Highlights

For the year ended December 31, 2010, our consolidated net income was R$13,323 million. As of December 31, 2010, our total stockholders’ equity was R$60,879 million. Our annualised return on average equity was 24.1% in 2010. As of the same date, our solvency ratio on a fully consolidated basis was 15.4%, a 130 basis points decrease in comparison to December 31, 2009, mainly due to (i) changes in capital requirements rules, which excluded additional provisions for loan and lease losses from the Tier 1 capital calculation, and (ii) credit expansion. For more detail about the calculation of our regulatory capital, see Note 3 to our consolidated financial statements as of and for the year ended December 31, 2010.

During 2010 our main challenge was the completion of the integration of Unibanco branches and customer site branches throughout Brazil. With the completion of the integration, we were able to improve our processes and, accordingly, expand the volume of services and increase our customer base, while maintaining service quality.

We highlight the improvement of asset quality as the principal change in our financial condition for the year ended December 31, 2010. Our operations were positively affected by a decrease in nonperforming loans, mainly due to an improvement in the quality of our portfolio with individuals and companies, and an improvement in our recovery of loans previously written off as losses. Reduced delinquency levels are associated with the improving Brazilian economy, as well as the more conservative credit policies adopted by us since 2009.

As of December 31, 2010, the balance of credit transactions, including endorsements and guarantees, was R$335,476 million, a 20.5% increase compared to December 31, 2009. Credit to individuals increased by 18.3%, while credit to companies increased by 21.8% compared to December 31, 2009. During 2010, we maintained our strategy of increasing the volume of credit card lending, vehicle financing, mortgage loans and loans to very small, small and middle market companies, with loans to companies increasing at a higher rate than other segments.

Our results of operations for the year ended December 31, 2010 compared to the year ended December 31, 2009, reflected a significant impact from exchange rate variation. The exchange rate between the U.S. dollar and the real changed significantly. During the year ended December 31, 2010 the real appreciated 4.3% against the U.S. dollar, while in the year ended December 31, 2009 the real appreciated 25.5% against the U.S. dollar. The decrease in income from financial operations before loan losses, mainly due to lower gains from derivative financial instruments used to hedge our investments in subsidiaries abroad, resulted in a decrease in expenses related to income tax and social contribution.

On August 23, 2009, Itaú Unibanco Holding and Porto Seguro S.A. (“Porto Seguro”) entered into an alliance to combine their respective homeowner and automobile insurance operations. As a consequence of this association, the results of Porto Seguro have been proportionally consolidated beginning with the fourth quarter of 2009, in light of our 30.0% interest in Porto Seguro. Thus, the financial statements as of and for the year ended December 31, 2010 present the effects from this association and consolidate our proportional interest in the results of operations of Porto Seguro in our consolidated statement of income and the financial position in our consolidated balance sheet. This association did not have a significant impact on our net income.

Net Income

The table below shows the major components of our net income for the year ended December 31, 2010 and 2009.

	Year Ended December 31,
	2010	2009	Variation (%)
	(In million of R$)

Income from financial operations	80,326	76,697	4.7%
Expenses of financial operations	(35,066)	(30,581)	14.7%
Income from financial operations before loan losses	45,260	46,116	(1.9)%
Result of loan losses	(10,088)	(14,165)	28.8%
Gross income from financial operations	35,172	31,950	10.1%
Other operating revenues (expenses)	(14,727)	(14,594)	0.9%
Operating income	20,445	17,357	17.8%
Non-operating income	80	430	(81.4)%
Income before taxes on income and profit sharing	20,525	17,787	15.4%
Income tax and social contribution expense	(6,017)	(6,652)	(9.5)%
Profit sharing	(261)	(205)	27.3%
Minority interest in subsidiaries	(924)	(864)	6.9%

Net income	13,323	10,067	32.3%

In 2010, our net income was influenced by the following non-recurring transactions which are presented on an after tax basis: (i) the partial reversal of additional provisions for loan losses (income of R$1,038 million); (ii) the program for settlement or instalment payment of federal taxes — Law No. 11,941 (income of R$145 million); (iii) provisions for contingencies related to civil litigation in connection with economic plans (expense of R$467 million); (iv) provisions for fiscal contingencies related to tax and social security (expense of R$380 million); and (v) the recognition of expenses in connection with post-employment benefits (expense of R$35 million).

Income from Financial Operations

The table below shows the major components of our income from financial operations for the year ended December 31, 2010 and 2009.

	Year Ended December 31,
	2010	2009	Variation (%)
	(In million of R$)

Loan, lease and other credit operations	51,748	47,477	9.0%
Securities and derivative financial instruments	18,772	23,994	(21.8)%
Insurance, pension plan and capitalisation	4,721	4,576	3.2%
Foreign exchange operations	980	9	n.m.
Compulsory deposits	4,106	641	540.6%

Total income from financial operations	80,326	76,697	4.7%

Our income from financial operations increased by 4.7% from R$76,697 million for 2009 to R$80,326 million for 2010, an increase of R$3,629 million. This increase is primarily due to increases in income from loan, lease and other credit operations, income from compulsory deposits, income from foreign exchange operations and to a lesser extent the results of insurance, pension plans and capitalisation products, and were partially offset by the decrease in the result of securities and derivative financial instruments. The increase in income from compulsory deposits reflects the impact of new requirements implemented by the Central Bank during 2010, increasing significantly the required volume of deposits. The decrease in income from securities and derivatives financial instruments also reflects income associated with our risk management strategy and administration of gaps, particularly those associated with derivative instruments used to hedge our investments in subsidiaries abroad.

Income from Loan, Lease and Other Credit Operations

Our income from loan, lease and other credit operations increased by 9.0% from R$47,477 million for 2009 to R$51,748 million for 2010, an increase of R$4,271 million. This increase was mainly due to an increase in the volume of loans and lease transactions, in particular in credit card, vehicle financing, mortgage loans and loans to companies, as well as gains on loans and leases denominated in or indexed to foreign currencies.

The table below shows the performance of credit transactions with loans (including sureties and endorsements) classified by type of creditor (individuals and companies), further broken down by type of product for individuals and by size of customer for companies.

	Year Ended December 31,
	2010	2009	Variation
	(In million of R$)
Loans to individuals	127,417	107,812	18.2%
Credit card	34,953	29,313	19.2%
Personal loans	23,918	20,627	16.0%
Vehicles	60,190	52,276	15.1%
Mortgage loans(1)	8,067	5,249	53.7%
Rural loans(1)	289	348	(17.0)%
Loans to companies	193,663	158,862	21.9%
Corporate	110,793	95,832	15.6%
Very small, small and middle market	82,870	63,030	31.5%
Loans to clients of subsidiaries located in Argentina/Chile/Uruguay/Paraguay	14,397	11,708	23.0%
Total of loan, lease and other credit operations (including sureties and endorsements)	335,476	278,382	20.5%

(1)
Mortgage loans and rural loans portfolios are presented within loans to individuals or loans to companies, as appropriate, according to the type of client. As of December 31, 2010, the total mortgage loan portfolio totalled R$13,257 million and the total rural loan portfolio totalled R$5,425 million, compared to R$8,510 million and R$5,143 million, respectively, as of December 31, 2009.

The total balance of our loans, lease and other credit operations, including sureties and endorsements, was R$335,476 million as of December 31, 2010, a 20.5% increase compared to the balance of R$278,382 million as of December 31, 2009. Loans to individuals totalled R$127,417 million as of December 31, 2010, an increase of 18.2% compared to December 31, 2009. The balance of credit card lending increased by 19.2% from December 31, 2009 to December 31, 2010. Credit card lending is an increasingly important tool that we use to acquire new customers, in particular low-income individuals. Personal loans increased by 16.0% from December 31, 2009 to December 31, 2010 and vehicle financing increased by 15.1% from December 31, 2009 to December 31, 2010, in both cases primarily as a result of overall growth in these markets in Brazil. Mortgage loans to individuals increased by 53.7% from December 31, 2009 to December 31, 2010, resulting from the favourable Brazilian economic environment. Loans to companies totalled R$193,663 million as of December 31, 2010, an increase of 21.9% compared to December 31, 2009, driven primarily by a 31.5% increase in loans to very small, small and middle market companies as part of our increased strategic focus on these clients. Loans to large companies totalled R$110,793 million as of December 31, 2010, an increase of 15.6% compared to December 31, 2009, in particular in BNDES onlending. The balance of our loan portfolios in Argentina, Chile, Uruguay and Paraguay totalled R$14,397 million as of December 31, 2010, an increase of 23.0% compared to December 31, 2009, primarily driven by the growth of operations abroad and the appreciation of the real against several of these currencies.

Income from Securities and Derivative Financial Instruments

Our income from securities and derivative financial instruments decreased by 21.8%, or R$5,222 million, from R$23,994 million for 2009 to R$18,772 million for 2010. This decrease in income from securities and derivative financial instruments reflects lower gains from derivative financial instruments used to hedge the impact of exchange rate variation on our investments in subsidiaries abroad. In 2009, we also took advantage of market opportunities arising out of volatility and movements in interest rates, which contributed to an increase in income for the period. Conversely, during 2010, we did not identify the same market conditions.

Income from Insurance, Pension Plan and Capitalisation

Our income from insurance, pension plan and capitalisation increased by 3.2%, from R$4,576 million for 2009 to R$4,721 million for 2010, an increase of R$145 million, mainly due to the increased revenues from pension plans, related to an increase in volume, and also due to the variation of average interest rates from period to period.

Income from Foreign Exchange Operations

Our income from foreign exchange operations increased R$970 million, from R$9 million for 2009 to R$980 million for 2010, due to gains related to trades in foreign currencies.

Income from Compulsory Deposits

Our income from compulsory deposits increased R$3,465 million, from R$641 million for 2009 to R$4,106 million for 2010. Regulatory requirements related to compulsory deposits changed during 2010, increasing significantly the required volume of deposits and consequently impacting income from compulsory deposits. As of December 31, 2010, we had compulsory deposits of R$85,776 million compared to R$13,869 million as of December 31, 2009, of which R$81,034 million and R$9,827 million, respectively, were interest-earning.

Expenses of Financial Operations

The following table describes the main components of our expenses on financial operations in 2010 and 2009.

	Year Ended December 31,
	2010	2009	Variation (%)
	(In million of R$)
Money market	(30,083)	(26,297)	14.4%
Technical provisions for pension plan and capitalisation	(4,014)	(3,992)	0.5%
Borrowings and onlending	(969)	(292)	231.8%

Total expenses of financial operations	(35,066)	(30,581)	14.7%

Our expenses of financial operations increased by 14.7% from R$30,581 million for 2009 to R$35,066 million for 2010, an increase of R$4,485 million, mainly due to the increase in money market expenses as discussed below.

Expenses from Money Market Transactions

Our expenses from money market transactions increased by 14.4% from R$26,297 million for 2009 to R$30,083 million for 2010, an increase of R$3,786 million. This increase was mainly due to the increase of R$67,706 million, or 51.3%, in deposits received under repurchase agreements, the increase in the SELIC rate from 8.75% to 10.75% and also reflects the impact of exchange rate variation on liabilities denominated in or indexed to foreign currencies.

Expenses from Technical Provisions for Pension Plan and Capitalisation

Our expenses from technical provisions for pension plan and capitalisation operations increased by 0.5% from R$3,992 million for 2009 to R$4,014 million for 2010, an increase of R$22 million, mainly due to an increase in volume of pension plans.

Expenses from Borrowings and Onlending

Our expenses from borrowings and onlending increased from R$292 million for 2009 to R$969 million for 2010, an increase of R$677 million, mainly due to the increase of R$12,720 million in our borrowings and onlending, as well as the impact of exchange rate variations on borrowings and onlending denominated in or indexed to foreign currencies.

Income from Financial Operations before Loan Losses

Our income from financial operations before loan losses decreased by 1.9% from R$46,116 million for 2009 to R$45,260 million for 2010, a decrease of R$856 million, mainly as a result of the factors described above under “— Income from Financial Operations” and “— Expenses of Financial Operations.”

Result of Loan Losses

Our result of loan losses decreased by 28.8% from R$14,165 million for 2009 to R$10,088 million for 2010, a decrease of R$4,077 million. The following table describes the main components of our result of loan losses in 2010 and 2009.

	Year Ended December 31,
	2010	2009	Variation (%)
	(In million of R$)
Expenses for allowance for loan losses	(14,364)	(16,399)	(12.4)%
Income from recovery of credits written off as loss	4,276	2,234	91.4%

Result of allowance for loan losses	(10,088)	(14,165)	(28.8)%

Expenses for Allowance for Loan Losses

Our expenses for allowance for loan losses decreased by 12.4% from R$16,399 million for 2009 to R$14,364 million for 2010, a decrease of R$2,035 million. During 2010, the asset quality of our loan portfolio improved significantly in comparison to the previous year. In 2009, the adverse effects of the international economic and financial crisis spread among industries and resulted in increased risk related to certain credit portfolios. Levels of non-performing loans increased at that time for individuals and companies generally, reflecting these adverse market conditions. However, in 2009 the Brazilian government adopted tax incentive packages to foster consumption and improvement in overall economic activity levels, which contributed to rapid improvement in credit quality. The Brazilian government maintained these incentives until the end of the first quarter of 2010.

As of December 31, 2009, after a reversal of R$1,687 million, the allowance for doubtful loans in excess of the minimum required by the Central Bank totalled R$6,104 million. This reversal was a result of the levels of provisions indicated by our credit models given the performance of our loan portfolio, which had been impacted by the international economic crisis.

In the last quarter of 2010, the additional provision for loan and lease losses began to reflect the model of expected loss adopted in our credit risk management, based on Basel II, which considers the potential loss for revolving lines of credit. This model replaces the former one, which also contained, as part of the “additional allowance,” the concept of countercyclical provisions, which is treated as a capital cushion according to Basel III. The adoption of this model resulted in a R$1,573 million provision reversal in the fourth quarter of 2010, and resulted in an allowance in excess of the minimum required by the Central Bank of R$4,531 million.

As of December 31, 2010, the balance of the allowance for loan losses in relation to our loan portfolio was equivalent to 7.5% compared to 9.8% as of December 31, 2009.

Income from Recovery of Credits Written Off as Loss

Our income from recovery of credits written off as loss increased by 91.4% from R$2,234 million for 2009 to R$4,276 million for the same period in 2010, an increase of R$2,042 million. A better economic environment and our improved collection efforts in 2010 were the main causes for this increase.

Gross Income from Financial Operations

Our gross income from financial operations increased by 10.1% from R$31,950 million for 2009 to R$35,172 million for 2010, an increase of R$3,222 million.

Other Operating Revenues (Expenses)

The table below shows the main components of our other operating revenues (expenses) for the periods ended December 31, 2010 and 2009.

	Year Ended December 31,
	2010	2009	Variation (%)
	(In million of R$)
Banking service fees and income from bank charges	17,463	15,172	15.1%
Result from insurance, pension plan and capitalisation operations	2,658	2,432	9.3%
Personnel expenses	(12,822)	(12,092)	6.0%
Other administrative expenses	(14,038)	(11,593)	21.1%
Tax expenses	(4,296)	(4,238)	1.4%
Equity in earnings of affiliates and other investments	224	209	7.2%
Other operating revenues	561	808	(30.6)%
Other operating expenses	(4,477)	(5,292)	(15.4)%
Total other operating revenues (expenses)	(14,727)	(14,594)	0.9%

Banking Service Fees and Income from Bank Charges

Our banking service fees and income from bank charges increased by 15.1% from R$15,172 million for 2009 to R$17,463 million for 2010, an increase of R$2,291 million.

Banking service fees increased by 14.9% from R$12,400 million for 2009 to R$14,253 million for 2010, an increase of R$1,853 million. This increase was mainly due to increased revenues from credit card transactions, which increased by 14.6% from R$5,762 million for 2009 to R$6,605 million for 2010, an increase of R$843 million, primarily due to a higher volume of invoice discounts for retailers, the growth in the number of credit card customers, the increased use of credit cards as the method of payment in commercial transactions and an increased offering of consumer credit lines, such as cash in advance, offered by us through retailers. Fees from assets under management increased by 12.3% from R$2,249 million for 2009 to R$2,526 million for 2010, an increase of R$277 million, due to the 9.0% increase in the volume of assets under management, which increased from R$333,869 million as of December 31, 2009 to R$363,818 million as of December 31, 2010. Sureties and credits granted increased by 10.5% from R$1,323 million for 2009 to R$1,462 million for 2010, an increase of R$139 million. This change is related to an increase in our operational activity and an improved economic environment for granting credit. We also had an increase of 23.9%, or R$334 million, in other banking service fees, mainly related to the resumption of our investment bank and economic and financial advisory activities after a slower period following the international financial crisis that negatively impacted our performance in 2009.

Income from bank charges increased by 15.8% from R$2,772 million for 2009 to R$3,210 million for 2010, an increase of R$438 million. The increase was principally due to fees for loan transactions and service packages on a greater volume of transactions.

Result from Insurance, Pension Plan and Capitalisation Operations

Our result from insurance, pension plan and capitalisation operations increased by 9.3% from R$2,432 million for 2009 to R$2,658 million for 2010, an increase of R$226 million. The increase in result from insurance, pension plan and capitalisation operations was mainly affected by the decrease in expenses for claims and increases in premiums and contributions.

Personnel Expenses

Our personnel expenses increased by 6.0% from R$12,092 million for 2009 to R$12,822 million for 2010, an increase of R$730 million. This increase in personnel expenses was mainly due to the impact of the labour union agreement reached in September 2009, which provided for a 6.0% increase in compensation and benefits for our employees. In addition, we experienced a 6.3% increase in the number of employees to a total of 108,040 employees as of December 31, 2010 as a result of our organic growth, in particular in the very small, small and middle market companies and consumer credit segments. Finally, the labour union agreement reached in September 2010 increased compensation by 7.5% for employees earning R$5,250 per month or less and by the greater of (i) 4.29% and (ii) a fixed amount of R$393.75 per month for employees earning over R$5,250 per month. The agreement also established an increase of 7.5% in benefits for all employees.

Other Administrative Expenses

Our other administrative expenses increased by 21.1% from R$11,593 million for 2009 to R$14,038 million for 2010, an increase of R$2,445 million. This increase in other administrative expenses was mainly due to expenses related to the migration of Unibanco branches to the “Itaú” platform and our organic growth, in particular in the very small, small and middle market companies segment. We also recorded increased expenses related to higher operating activity, especially those related to data processing, communication and maintenance, as well as marketing and advertising expenses related to the soccer World Cup and new institutional marketing campaigns.

Tax Expenses

Our tax expenses increased by 1.4% from R$4,238 million for 2009 to R$4,296 million for 2010, an increase of R$58 million. This increase in tax expenses was mainly due to increased operational activity.

Equity in Earnings of Affiliates and Other Investments

Our equity in earnings of affiliates and other investments increased by 7.2% from R$209 million for 2009 to R$224 million for 2010, an increase of R$15 million, due to an increase in dividends received from other investments.

Other Operating Revenues

Our other operating revenues decreased by 30.6% from R$808 million for 2009 to R$561 million for 2010, a decrease of R$247 million, mainly related to the impact of the reversal of provisions for contingent assets and liabilities and legal liabilities (tax and social security) in 2009 in the amount of R$354 million.

Other Operating Expenses

Our other operating expenses decreased by 15.4% from R$5,292 million for 2009 to R$4,477 million for 2010, a decrease of R$815 million. During 2009, certain discrete events took place, such as the acquisition of our controlling interest in Redecard S.A. (“Redecard”), which led to goodwill amortisation expenses of R$557 million, and an expense of R$550 million related to contract renegotiations with Companhia Brasileira de Distribuição (“CBD”) regarding Financeira Itaú CBD S.A., Crédito, Financiamento e Investimento (“FIC”) joint venture in order to release Itaú Unibanco Holding from its exclusivity obligations. It is worth noting that in January 2011 Itaú Seguros, a subsidiary of Itaú Unibanco Holding, and Nova Casa Bahia, a subsidiary of Globex Utilidades, entered into an amendment to the Operational Agreement for the Sale of Differentiated Extended Warranty Insurance Services which will be effective through December 31, 2015. Nova Casa Bahia received on January 14 an amount equivalent to R$260 million in addition to the prepayment of acquisition costs due to the sale of individual certificates of Extended Warranty Insurance.

Operating Income

Our operating income increased by 17.8% from R$17,357 million for 2009 to R$20,445 million for 2010, an increase of R$3,088 million.

Non-Operating Income

Our non-operating income decreased from R$430 million for 2009 to income of R$80 million for 2010, a decrease of R$350 million. During 2009, certain non-recurring events took place, such as the disposal of all of our shares in Companhia Brasileira de Meios de Pagamento — Visanet (“Visanet”) and Visa Inc. (“Visa”), which led to income of R$345 million. See item 10.3 c) for more information.

Income before Taxes on Income and Profit Sharing

Our income before taxes on income and profit sharing increased by 15.4% from R$17,787 million for 2009 to R$20,525 million for 2010, an increase of R$2,738 million.

Income Tax and Social Contribution Expense

The table below shows the major components of our income tax and social contribution expense for 2010 compared to 2009.

	Year Ended December 31,
	2010	2009	Variation (%)
	(In million of R$)
Income before income tax and social contribution	20,525	17,787	15.4%
Charges (income tax and social contribution) at the rates in effect	(8,210)	(7,115)	15.4%
Increase/decrease to income tax and social contribution charges arising from:
(Additions) exclusions	2,193	463	n.m.
Foreign exchange variation on investments abroad	(489)	(2,034)	(76.0)%
Interest on capital	1,526	1,478	3.2%
Dividends, interest on external debt bonds and tax incentives	300	465	(35.5)%
Prior periods increase (reversal)	614	650	(5.5)%
Other	241	(96)	(351.0)%
Total income tax and social contribution expense	(6,017)	(6,652)	(9.5)%

Income tax and social contribution expense decreased 9.5% to an expense of R$6,017 million for 2010 from an expense of R$6,652 million for 2009. The main factors that contributed to this decrease were: (i) the effect of exchange rates on our investments in subsidiaries abroad, resulting in an expense of R$489 million in 2010, in comparison to an expense of R$2,034 million in 2009; and (ii) dividends, interest on external debt bonds and tax incentives of R$300 million in 2010, a decrease of 35.5%, or R$165 million, compared to 2009.

Our total tax on income is composed of current income tax and deferred tax. Certain amounts of income and expenses are recognised in our income statement but do not affect our taxable basis and, conversely certain amounts are taxable income or deductible expenses in determining our taxes on income but do not affect our income statement. Those items are known as “permanent differences.” For Brazilian tax purposes, exchange rate gains and losses on our investments in subsidiaries abroad are not taxable, if a gain, or not deductible, if a loss, and are a permanent difference. From an economic perspective, we hedge our investments in subsidiaries abroad by using foreign-currency denominated liabilities or derivative instruments. The gains or losses on derivative instruments and the exchange rate gains and losses on foreign-currency denominated liabilities are taxable or deductible for purposes of Brazilian taxes. During 2010, we experienced appreciation of the real against the foreign currencies in which our subsidiaries operate, generating losses that were not deductible for tax purposes. The appreciation of the real generated taxable gains on derivatives instruments used as economic hedge and taxable exchange rate gains on liabilities used as economic hedges.

Profit Sharing

The profit sharing of members of our management increased by 27.3% from R$205 million for 2009 to R$261 million for 2010, an increase of R$57 million. This increase was mainly a consequence of improved results of operations in 2010 compared to 2009.

Minority Interest in Subsidiaries

Results from minority interest in subsidiaries increased from an expense of R$864 million for 2009 to an expense of R$924 million for 2010, an increase of R$60 million. This increase was principally due to the improved results of our subsidiaries in 2010. For additional information, see Note 16(e) to our consolidated financial statements as of and for the year ended December 31, 2010.

Results of Operations for Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Highlights

For the year ended December 31, 2009, our consolidated net income was R$10,067 million. As of December 31, 2009, our total stockholders’ equity was R$50,683 million. Our return on average equity was 21.4% in 2009. Our solvency ratio on a fully consolidated basis reached 16.7%, a 60 basis point increase in comparison to the previous year.

During 2009, we faced two main challenges. First, internally we experienced significant changes related to the Association. At the end of 2008, we defined the management team that would lead the new institution. In addition, we finalised the selection of the members of the board of directors and board of officers who would be responsible for leading the integration process. In the first half of 2009, this process was expanded to all managerial levels of our company. At the same time, market opportunities and business models were re-evaluated and redefined targets for the commercial business unit were established. The branch transformation program associated with the integration of the operations of the two banks started in the second half of 2009 and is expected to be accelerated in 2010. The second challenge was related to the turmoil in the international financial markets. The main impact of the economic crisis on the Brazilian financial industry in general was an increase in nonperforming loans. Our operations were affected by a change of asset quality. During the first nine months of 2009, we used part of our additional allowance for loan losses to address these changes in asset quality. But, at the end of 2009, the balance of nonperforming loans began to decrease, changing the trend of gradual deterioration of asset quality that began at the end of 2008.

As of December 31, 2009, the total balance of credit transactions, including endorsements and guarantees, was R$278,382 million. Credit to individuals increased by 10.4% while credit to companies decreased by 2.3% compared to December 31, 2008. We maintained our strategy of increasing the volume of consumer credit loan, mainly credit cards and vehicle financing, and loans to micro, small and mid-sized companies during 2009. Changes in exchange rates and the appreciation of the real in relation to foreign currencies as well as the migration of corporate clients to the capital markets as a source for financing operations were the main causes of the decrease of the balance of corporate loans.

On August 23, 2009, Itaú Unibanco Holding and Porto Seguro entered into an alliance to combine their respective homeowner and automobile insurance operations. We also entered into an operating agreement for the exclusive offer and distribution of homeowner and automobile insurance products to clients of the Itaú Unibanco branch network in Brazil and Uruguay. As a consequence of this association, the results of Porto Seguro have been proportionally consolidated beginning with the fourth quarter of 2009, in light of our 30.0% interest in Porto Seguro.

We reclassified certain items as of and for the year ended December 31, 2009 for comparative purposes. See Note 22(l) to our consolidated financial statements as of and for the year ended December 31, 2010. For comparative purposes, we have also reclassified these items as of December 31, 2008 in the following discussion of our results of operations.

Net Income

The table below shows the major components of our net income for 2009 and 2008.

	Year Ended December 31,
	2009	2008	Variation (%)
	(In million of R$)

Income from financial operations	76,697	56,424	35.9%
Expenses of financial operations	(30,581)	(33,064)	(7.5)%
Income from financial operations before loan losses	46,116	23,360	97.4%
Result of loan losses	(14,165)	(12,946)	9.4%
Gross income from financial operations	31,950	10,415	206.8%
Other operating revenues (expenses)	(14,594)	(12,293)	18.7%
Operating income (loss)	17,357	(1,879)	n.m.
Non-operating income	430	206	108.7%
Income (loss) before taxes on income and profit sharing	17,787	(1,673)	n.m.
Income tax and social contribution (expense) benefit	(6,652)	9,850	(167.5)%
Profit sharing	(205)	(107)	91.6%
Minority interest in subsidiaries	(864)	(266)	224.8%
Net income	10,067	7,803	29.0%

In 2009, our net income was influenced by the following non-recurring transactions which are presented on an after tax basis: (i) amortisation of goodwill (expense of R$390 million), principally related to Redecard; (ii) payments to CBD in connection with extension of the Itaú Unibanco/CBD joint venture (expense of R$363 million); (iii) provision for contingencies related to civil litigation in connection with economic plans (expense of R$191 million); (iv) sale of investments, principally Visa and Visanet (income of R$228 million); and (v) the program for settlement or instalment payment of federal taxes — Law No. 11,941 (income of R$292 million).

Income from Financial Operations

The table below shows the major components of our income from financial operations for 2009 compared to 2008.

	Year Ended December 31,
	2009	2008	Variation (%)
	(In million of R$)

Loan, lease and other credit operations	47,477	37,892	25.3%
Securities and derivative financial instruments	23,994	13,892	72.7%
Insurance, pension plan and capitalisation	4,576	2,321	97.2%
Foreign exchange operations	9	987	(99.1)%
Compulsory deposits	641	1,332	(51.9)%
Total income from financial operations	76,697	56,424	35.9%

Our income from financial operations increased by 35.9% from R$56,424 million for 2008 to R$76,697 million for 2009, an increase of R$20,273 million. This increase is primarily due to an increase in the volume of operations, the consolidation of operations from Unibanco during the whole year of 2009 compared to the fourth quarter of 2008 and our strategy of changing the asset mix to increase the relative amounts of loans that have higher spreads.

Income from Loan, Lease and Other Credit Operations

Our income from loan, lease and other credit operations increased by 25.3% from R$37,892 million for 2008 to R$47,477 million for 2009, an increase of R$9,585 million. This increase was mainly due to an increase in the average volume of loans and lease transactions (other than with large companies and loans to clients of subsidiaries abroad, which experienced a decrease) in 2009 compared to 2008. The consolidation of Unibanco during the whole year of 2009 (versus only the fourth quarter of 2008) also had an impact on the increase of our income from loan, lease and other credit operations. Credit card transaction amounts, loans to small and mid-sized companies, mortgage loans and vehicle financings grew by 24.0%, 24.5%, 19.8% and 9.2%, respectively, in 2009 compared to 2008. The appreciation of the real against foreign currencies and the migration from bank loans to funding in the capital markets were the main reasons for the decline of the average balance of loans to large companies in 2009 compared to 2008. Changes in exchange rates also affected the average balance of loans in our operations abroad.

The table below shows the performance of credit transactions with loans (including sureties and endorsements) classified by type of creditor (individuals and companies), further broken down by type of product for individuals and by size of customer for companies.

	As of December 31,
	2009	2008	Variation (%)
	(In million of R$)

Loans to individuals	107,812	97,940	10.1%
Credit card	29,313	23,638	24.0%
Personal credit	20,627	21,681	(4.9)%
Vehicles	52,276	47,853	9.2%
Mortgage loans(1)	5,249	4,380	19.8%
Rural loans(1)	348	389	(10.5)%
Loans to companies(1)	158,862	160,596	(1.1)%
Corporate	95,832	108,207	(11.4)%
Very small, small and middle market	63,030	52,389	20.3%
Loans to clients of subsidiaries located in Argentina/Chile/Uruguay/Paraguay	11,708	13,402	(12.6)%
Total of loan, lease and other credit operations (including sureties and endorsements)	278,382	271,938	2.4%

(1)
Mortgage loans and rural loans portfolios are presented within loans to individuals or loans to companies, as appropriate, according to the type of client. As of December 31, 2009, the total mortgage loan portfolio totalled R$8,510 million and the total rural loan portfolio totalled R$5,143 million, compared to R$6,244 million and R$5,654 million, respectively, as of December 31, 2008.

The total balance of loans and financing portfolio, including sureties and endorsements, was R$278,382 million as of December 31, 2009, a 2.4% increase compared to the balance as of December 31, 2008. Loans to individuals totalled R$107,812 million, an increase of 10.1% compared to December 31, 2008. The balance of credit card lending increased 24.0% from December 31, 2008 to December 31, 2009. Vehicle financing also increased 9.2% from December 31, 2008 to December 31, 2009. Personal credit operations decreased by 4.9% and were affected by our restrictive credit policies adopted to manage the turmoil in the international financial markets. Loans to companies totalled R$158,862 million as of December 31, 2009, a decrease of 1.1% compared to December 31, 2008. The balance of loans to small and mid-sized companies increased 20.3% as consequence of our strategic focus on these customers. Changes in exchange rates and the appreciation of the real in relation to foreign currencies, as well as the migration by corporate borrowers from bank financing to capital markets financing were the main causes of the decrease of average balance of corporate loans. Changes in exchange rates also had a significant impact on our activities abroad, decreasing the average balance of our loans portfolios in Argentina, Chile, Uruguay and Paraguay. The consolidation of Porto Seguro in the fourth quarter also resulted in a R$303 million increase in our credit transactions in 2009.

Income from Securities and Derivative Financial Instruments

Our income from securities and derivative financial instruments increased by 72.7% in 2009 from R$13,892 million in 2008 to R$23,994 million for 2009, an increase of R$10,102 million. This increase in income from securities and derivative financial instruments mainly reflects the increase of average volume of operations related to the consolidation of Unibanco during the whole year of 2009 (versus only the fourth quarter of 2008) and our gap management policy. As profits from exchange rate fluctuation on investments abroad are not taxed, we have set up a hedge (a liability in foreign exchange derivatives) to minimise our total foreign exchange exposure, net of tax effect, consistent with our strategy of low exposure to risk.

Income from Insurance, Pension Plan and Capitalisation

Our income from insurance, pension plan and capitalisation increased by 97.2% in 2009, from R$2,321 million for 2008 to R$4,576 million for 2009, an increase of R$2,255 million. This increase was mainly due to the increased revenues from the Plano Gerador de Benefício Livre (“PGBL”), which is a defined contribution pension plan, and to a lesser extent Vida Gerador de Benefício Livre (“VGBL”), and the consolidation of Unibanco operations in the whole year of 2009.

Income from Foreign Exchange Operations

Our income from foreign exchange operations decreased by 99.1% from R$987 million for 2008 to R$9 million for 2009, a decrease of R$978 million. This decrease in income from foreign exchange operations was mainly due to lower gains on foreign exchange operations as a result of the appreciation of the real in relation to foreign currencies.

Income from Compulsory Deposits

Our income from compulsory deposits decreased by 51.9% from R$1,332 million for 2008 to R$641 million for 2009, a decrease of R$691 million. This decrease was mainly due to decreases in the levels of compulsory deposits required by the Central Bank as part of their adoption of anticyclical measures to manage the international financial crisis by increasing the liquidity of the financial system as a whole. As consequence, we redirected these resources to loans that yield higher returns.

Expenses of Financial Operations

The following table describes the main components of our expenses of financial operations in 2009 and 2008.

	Year Ended December 31,
	2009	2008	Variation (%)
	(In million of R$)

Money market	(26,297)	(26,830)	(2.0)%
Technical provisions for pension plan and capitalisation	(3,992)	(1,842)	116.7%
Borrowings and onlending	(292)	(4,392)	(93.4)%

Total expenses of financial operations	(30,581)	(33,064)	(7.5)%

Our expenses of financial operations decreased by 7.5% from R$33,064 million for 2008 to R$30,581 million for 2009, a decrease of R$2,483 million.

Expenses from Money Market Transactions

Our expenses from money market operations decreased by 2.0% from R$26,830 million for 2008 to R$26,297 million for 2009, a decrease of R$533 million. This decrease mainly reflects the impact of exchange rate fluctuations on liabilities denominated in or indexed to foreign currencies.

Expenses from Technical Provisions for Pension Plan and Capitalisation

Our expenses from technical provisions for pension plan and capitalisation operations increased by 116.7% from R$1,842 million for 2008 to R$3,992 million for 2009, an increase of R$2,150 million. This increase was mainly due to the significant organic growth in the average balance of investment contracts for pension plans and to a lesser extent the increase in the cost of technical provisions.

Expenses from Borrowings and Onlending

Our expenses from borrowings and onlending decreased from R$4,392 million for 2008 to R$292 million for 2009, a decrease of R$4,100 million. This decrease was mainly due to the decrease of the average balance of borrowings denominated in or indexed to foreign currencies and the exchange rate variation in the period.

Income from Financial Operations before Loan Losses

Our income from financial operations before loan losses increased by 97.4% from R$23,360 million for 2008 to R$46,116 million for 2009, an increase of R$22,755 million, mainly as a result of the factors described above under “— Income from Financial Operations” and “— Expenses on Financial Operations.”

Result of Loan Losses

Our result of loan losses increased by 9.4% from R$12,946 million for 2008 to R$14,165 million for 2009, an increase of R$1,219 million. The following table describes the main components of our result of loan losses in 2009 and 2008.
	Year Ended December 31,
	2009	2008	Variation (%)
	(In million of R$)
Expenses for allowance for loan losses	(16,399)	(14,280)	14.8%
Income from recovery of credits written off as loss	2,234	1,334	67.4%

Result of allowance for loan losses	(14,165)	(12,946)	9.4%

Expenses for Allowance for Loan Losses

Our expenses for allowance for loan losses increased by 14.8% from R$14,280 million for 2008 to R$16,399 million for 2009, an increase of R$2,119 million. During the first half of 2009, the adverse effects of the international economic and financial crisis spread among a number of industries, resulting in increased risk related to certain credit portfolios. Levels of non-performing loans increased for individuals and company portfolios generally, reflecting this adverse context. At the end of the first half of 2009, however, the Brazilian economic outlook improved, as a result of the tax incentive packages to foster consumption and overall economic activity levels. By the end of third quarter 2009, there was evidence that the worst moment of the adverse credit cycle for retail lending was over. At the end of 2009, we also had evidence that the quality of our commercial lending portfolio had improved significantly.

We use models to calculate provisions in addition to those required by Central Bank regulations based on historical data and economic stress projections. As of December 31, 2009, we had provisions of R$6,104 million in excess of those required by the Central Bank based on our models. We recorded income of R$1,687 million during 2009 related to the reversal of prior provisions.

Income from Recovery of Credits Written Off as Loss

Our income from recovery of credits written off as loss increased by 67.5% from R$1,334 million for 2008 to R$2,234 million for 2009, an increase of R$900 million. The consolidation of the operations of Unibanco for the whole year of 2009 and a better economic environment in the second half of 2009 were the main causes for this increase.

Gross Income from Financial Operations

Our gross income from financial operations increased by 206.8% from R$10,415 million for 2008 to R$31,950 million for 2009, an increase of R$21,535 million.

Other Operating Revenues (Expenses)

The table below shows the main components of our other operating revenues (expenses) in 2009 and 2008.

	Year Ended December 31,
	2009	2008	Variation (%)
	(In million of R$)

Banking service fees and income from bank charges	15,172	11,204	35.4%
Result from insurance, pension plan and capitalisation operations	2,432	1,307	86.1%
Personnel expenses	(12,092)	(8,809)	37.3%
Other administrative expenses	(11,593)	(7,921)	46.4%
Tax expenses	(4,238)	(2,336)	81.4%
Equity in earnings of affiliates and other investments	209	201	4.0%
Other operating revenues	808	789	2.4%
Other operating expenses	(5,292)	(6,728)	(21.3)%

Total other operating revenues (expenses)	(14,594)	(12,293)	18.7%

Banking Service Fees and Income from Bank Charges

Our banking service fees and income from bank charges increased by 35.4% from R$11,204 million for 2008 to R$15,172 million for 2009, an increase of R$3,968 million. The consolidation of the operations of Unibanco for the whole year of 2009 had a significant impact on this increase.

Banking service fees increased by 43.4% from R$8,649 million for 2008 to R$12,400 million for 2009, an increase of R$3,751 million. This increase was mainly due to increased revenues from credit card operations, which increased by 90.8% from R$3,019 million for 2008 to R$5,762 million for 2009, an increase of R$2,743 million, due to the increased use of credit cards as the method of payment in commercial transactions and an increase in offering of consumer credit lines, such as cash in advance, offered by us through retailers. Banking service fees include fees on receipt services related to tax collection, which increased by 33.7% from R$901 million for 2008 to R$1,205 million for 2009, an increase of R$304 million. This change is related to an increase of our operational activity due to the consolidation of the operations of Unibanco. Banking service fees also include fees from asset management, which increased by 14.3% from R$1,968 million for 2008 to R$2,249 million for 2009, an increase of R$281 million. Fees from asset management were positively impacted by the increased volume of assets under management.

Income from bank charges increased by 8.5% from R$2,555 million for 2008 to R$2,772 million for 2009, an increase of R$217 million. The decrease was principally due to changes made to charging practices for priority services pursuant to Central Bank policy, which was partially offset by the increase of fees for service packages and by the increased volume of operations.

Result from Insurance, Pension Plan and Capitalisation Operations

Our result from insurance, pension plan and capitalisation operations increased by 86.1% from R$1,307 million for 2008 to R$2,432 million for 2009, an increase of R$1,125 million. The result from insurance, pension plan and capitalisation operations were mainly affected by the consolidation of the operations of Unibanco during the whole year of 2009, as well as by the increase in our sales of insurance pension plans and capitalisation products.

Personnel Expenses

Our personnel expenses increased by 37.3% from R$8,809 million for 2008 to R$12,092 million for 2009, an increase of R$3,283 million. This increase in personnel expenses was mainly due to the consolidation of operations of Unibanco during 2009 and the impact of the annual renegotiation of the collective labour agreements, which increased employees’ salaries by 6.0% effective as of September 2009, on our provisions for vacations.

Other Administrative Expenses

Our other administrative expenses increased by 46.4% from R$7,921 million for 2008 to R$11,593 million for 2009, an increase of R$3,672 million. This increase in other administrative expenses was mainly due to the consolidation of Unibanco during the whole year of 2009 and to expenses related to our organic growth. During 2009, the number of branches of Itaú Unibanco grew from 3,906 as of December 31, 2008 to 3,936 as of December 31, 2009, an increase of 0.8%. Notwithstanding, the number of employees of Itaú Unibanco decreased from approximately 108,000 as of December, 2008 to 102,000 as of December, 2009.

Tax Expenses

Our tax expenses increased by 81.4% from R$2,336 million for 2008 to R$4,238 million for 2009, an increase of R$1,092 million. This increase in tax expenses was mainly due to increased operational activity and the consolidation of Unibanco for the whole year of 2009.

Equity in Earnings of Affiliates and Other Investments

Our equity in earnings of affiliates and other investments increased from R$201 million for 2008 to R$209 million for 2009, an increase of R$8 million.

Other Operating Revenues

Our other operating revenues increased from R$789 million for 2008 to R$808 million for 2009, an increase of R$19 million, mainly related to the impact of the reversal of operating provisions for contingent assets and liabilities and legal liabilities (tax and social security) in 2009, in the amount of R$354 million.

Other Operating Expenses

Our other operating expenses decreased by 21.3% from R$6,728 million for 2008 to R$5,292 million for 2009, a decrease of R$1,436 million. During 2009 we did not have the repetition of some events that took place in 2008, such as the constitution of provisions for integration expenditures related to the Association, the provision for health insurance set up to cover possible future deficits, higher amortisation of goodwill on investments generally related to the Association and increases in provisions for tax and social security contingencies. On the other hand, the increase of our credit card operations in 2009 increased selling expenses such as commissions and awards. Similarly, we had an increase in provisions for civil contingencies in the normal course of business during 2009.

Operating Income (Loss)

Our operating income (loss) increased from a loss of R$1,879 million for 2008 to a profit of R$17,357 million for 2009, a variation of R$19,236 million.

Non-Operating Income

Our non-operating income increased by 108.7% from R$206 million for 2008 to R$430 million for 2009, an increase of R$224 million. This increase was basically related to sales of investments, such as the disposal of our investments in Visa (R$144 million), MasterCard Inc. (R$83 million) and the Brazilian stock exchange (“BM&FBOVESPA”) (R$64 million) in 2008, in comparison with the disposal of our stake in Visa and Visanet (R$345 million) and Allianz Seguros S.A. (R$25 million) in 2009.

Income (Loss) before Taxes on Income and Profit Sharing

Our income (loss) before taxes on income and profit sharing increased from a loss of R$1,673 million for 2008 to a profit of R$17,787 million for 2009, a variation of R$19,460 million.

Income Tax and Social Contribution (Expense) Benefit

The table below shows the major components of our income tax and social contribution (expense) benefit for 2009 compared to 2008.

	Year Ended December 31,
	2009	2008	Variation (%)
	(In millions of R$)

Income (loss) before income tax and social contribution	17,787	(1,673)	n.m.
Charges (income (loss) tax and social contribution) at the rates in effect	(7,115)	627	n.m.
Increase/decrease to income (loss) tax and social contribution charges arising from:
(Additions) exclusions	463	9,223	(95.0)%
Foreign exchange variation on investments abroad	(2,034)	1,281	(258.8)%
Interest on capital	1,478	700	111%
Increase arising from Itaú Unibanco merger	—	6,131	n.m.
Other	1,019	1,111	(8.3)%
Total income (loss) tax and social contribution (expense) benefit	(6,652)	9,850	(167.5)%

Income tax and social contribution (expense) benefit for the year resulted in an expense of R$6,652 million in 2009 compared to tax benefit of R$9,850 million in 2008. The main factors that contributed to the decrease were: (i) in 2008 we had exclusions from our tax base of R$6,131 million arising from the Association, which was not repeated in 2009 and (ii) the effect of exchange rate gains and losses in our investments abroad resulting in an expense of R$2,034 million in 2009, in comparison with a benefit of R$1,281 million in 2008. This was partially offset by a higher tax benefit on dividends paid in the form of interest on stockholders’ equity (a form of tax deductible dividend) of R$1,478 million in 2009, an increase of R$778 million compared to 2008.

Our total tax on income is composed of current income tax and deferred tax. Certain amounts of income and expenses are recognised in our income statement but do not affect our taxable basis and, conversely certain amounts are taxable income or deductible expenses in determining our taxes on income but do not affect our income statement. Those items are known as “permanent differences.” For Brazilian tax purposes, exchange rate gains and losses on our investments in subsidiaries abroad are not taxable, if a gain, or not deductible, if a loss, and are a permanent difference. From an economic perspective we hedge our investments in subsidiaries abroad by using foreign-currency denominated liabilities or derivative instruments. The gains or losses on derivative instruments and the exchange rate gains and losses on foreign currency denominated liabilities are taxable or deductible for purposes of Brazilian taxes. During 2009, we experienced significant appreciation of the real against the foreign currencies in which our subsidiaries operate, generating losses that were not deductible for tax purposes. The appreciation of the real generated taxable gains on derivatives instruments used as economic hedge and taxable exchange rate gains on liabilities used as economic hedges.

Profit Sharing

Our profit sharing increased by 91.6% from R$107 million for 2008 to R$205 million for 2009, an increase of R$98 million. This increase was mainly a result of the consolidation of the operations of Unibanco during the whole year of 2009 as compared to only the fourth quarter of 2008.

Minority Interest in Subsidiaries

Results from minority interest in subsidiaries increased from an expense of R$266 million for 2008 to an expense of R$864 million for 2009, an increase of R$598 million. This variation was principally due to the consolidation of Redecard beginning in the first quarter of 2009.

b) changes in revenue arising from changes in prices, foreign exchange rates, inflation, and volumes and from the introduction of new products and services
c) impact of inflation, changes in the prices of main inputs and products, foreign exchange rate and interest rates on operating and financial income and expenses

There was no significant variation in income attributable to changes in the prices of our main inputs and products, exchange rates and inflation in the reporting periods (2010, 2009 and 2008).

Market risk is the possibility of incurring losses arising from fluctuation in the market values of positions held by a financial institution, as well as from its financial margin, including the risks of transactions subject to variation in foreign exchange and interest rates, and share and commodity prices.

The structural gap, composed of commercial transactions and respective financial instruments, has been historically steady and with minor fluctuations because it mainly comprises the assets and liabilities of retail and derivative transactions used as hedge against the market risk arising from these operations.

The Value at Risk (VaR) of the consolidated maintained its lower levels in 2010 as compared to the previous year, which may be observed in the Average Global VaR, mainly due to uncertainties in the international market in the period and their impact on the domestic markets, and continues to be at low levels as a result of conservative management and an effective and significant portfolio diversification. This enables the business areas to keep the total exposure to market risk reduced in relation to its capital.

Additionally, we adopt a foreign exchange risk management strategy for the capital invested abroad for the purpose of not allowing impacts on income arising from exchange variation.  In order to meet such objective, the foreign exchange risk is outweighed by the use of derivative financial instruments.

Our hedging strategy also takes into consideration all tax effects exerted:  on those related to the non taxation or deductibility of the foreign exchange variation in the respective moments of appreciation or devaluation, respectively, of the Real in relation to foreign currencies, or on those arising from the derivative financial instruments used.

In periods when the parity variation between the Real and foreign currencies is considerable, there is a significant impact on several financial income and expenses.

The financial margin with the market (arising from the trading of financial assets through proprietary positions, the gap management of currencies, interest rates and other risk factors, the opportunities for arbitrage in the foreign and domestic market, and the marking to market of financial assets) totaled R$4,029 million in 2010, R$5,621 million in 2009 and R$1,587 million in 2008.The decrease of 28.3% in the financial margin with the market in 2010 in relation to 2009 was caused by the lower result in foreign exchange and variable income positions.

In 2009, we noted an addition of R$4,034  million in relation to the previous year, basically due to the fine performance of treasury, in view of the market opportunities which were taken up in an environment of higher volatility.

According to the criteria for classification of transactions set forth in BACEN Resolution No. 3,464/07 and Circular No. 3,354/07, and the New Capital Accord - Basel II, the financial instruments of Itaú Unibanco Holding S.A., including all transactions with derivatives, are separated into trading and banking portfolios.

The sensitivity analyses, shown below, do not predict the dynamics of the operation of the risk and treasury areas, because once loss related to positions is found, risk- mitigating measures are quickly taken, minimizing the possibility of significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study’s sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the institutions.

The trading portfolio consists of all transactions, including those involving derivatives, held with the intention of being traded or to provide hedging for the other financial instruments of this strategy. These are transactions for resale, obtaining benefits from price movements, actual or expected, or from arbitrage. This portfolio has strict limits set by the risk areas and is controlled  daily.

		12/31/2010 (*)			12/31/2009 (*)
Trading and Banking portfolios	Exposures	Scenarios			Scenarios
Risk factors	Risk of variation in:	I	II	III	I	II	III
Fixed rate	Fixed rate in real	(1)	(20)	(40)	(1)	(447)	(877)
Foreign exchange coupons	Rates of foreign exchange coupons	0	(2)	(4)	0	(1)	(1)
Foreign currencies	Exchange variation	(1)	(28)	(55)	(1)	(29)	(57)
Price indices	Rates of price indices coupons	(0)	(3)	(6)	(0)	(6)	(11)
Long-term interest rate	Rate of TJLP coupons	0	(9)	(18)	0	(0)	(0)
Reference rate	Rate of TR coupons	(0)	(0)	(0)	2	(73)	(99)
Variable rate	Share price	4	(101)	(201)	7	(108)	(217)
	Total without correlation		(162)	(325)		(663)	(1,262)
	Total with correlation		(108)	(215)		(432)	(822)
 (*)Net of fiscal effects

The banking portfolio comprises transactions that do not fit into the trading portfolio concept and are typically banking transactions of the institution’s business lines and their respective hedges, which may or not be carried out with derivative financial instruments. Accordingly, the derivatives of this portfolio are not used for speculation purposes, not generating significant economic risks to the institution.

		12/31/2010 (*)			12/31/2009 (*)
Trading portfolio	Exposures	Scenarios			Scenarios
Risk factors	Risk of variation in:	I	II	III	I	II	III
Fixed rate	Fixed rate in real	(4)	(91)	(181)	(4)	(1,620)	(3,112)
Foreign exchange coupons	Rates of foreign exchange coupons	(2)	(45)	(90)	2	(12)	(47)
Foreign currencies	Exchange variation	2	(53)	(105)	(0)	(4)	(8)
Price indices	Rates of price indices coupons	(1)	(14)	(29)	(0)	(2)	(1)
Long-term interest rate	Rate of TJLP coupons	(1)	(31)	(60)	(0)	(28)	(56)
Reference rate	Rate of TR coupons	(0)	(0)	(0)	4	(107)	(117)
Variable rate	Share price	4	(110)	(219)	15	(222)	(444)
	Total without correlation		(344)	(684)		(1,995)	(3,786)
	Total with correlation		(228)	(453)		(1,299)	(2,465)
(*)Net of fiscal effects

In compliance to CVM Regulatory Instruction No. 475, of December 17, 2008, Itaú Unibanco Holding carried out a sensitivity analysis for market risk factors considered significant to which the conglomerate was exposed (Note 7j). Each market risk factor was analyzed for sensitivity using shocks at approximately 25% (scenario II) and approximately 50% (scenario III), and the highest resulting losses per risk factor in each of the scenarios was presented with an impact on income, net of tax effects, providing a view of the ITAÚ UNIBANCO HOLDING exposure in derivatives in exceptional scenarios.

Scenario I: Addition of 1 base point to the fixed-rate curve, currency coupon, inflation, interest rate indices and commodities, and 1 percentage point in currency and share prices, which is based on market information (BM&F BOVESPA, Anbima, etc).
Scenario II: Shocks at approximately 25% in the portfolio of December 31, 2010, considering the largest resulting losses per risk factor.
Scenario III: Shocks at approximately 50% in the portfolio of December 31, 2010, considering the largest resulting losses per risk factor.

The result of sensitivity analysis, with correlation effect between the present risk factors in the trading portfolio and net of tax effects, indicates a marking to market sensitivity of R$108 million and R$215 million for the scenarios with variations of 25% and 50% respectively. In the consolidated portfolio (trading + banking), the sensitivity is R$228 million and R$453 million for the scenarios with variatios of 25% and 50% respectively.

The balance sheet per currency shows the asset and liability balances indexed to the local currency and those indexed to foreign currencies. At December 31, 2010, the net foreign exchange position, including investments abroad, is a liability totaling US$ 9,335 million. We point out that the policy of gap management that we adopt is carried out taking into consideration the tax effects on this position. As the result from foreign exchange variation in investment abroad is not taxed, we set up a hedge (liability position in foreign exchange derivatives) at a higher volume than the hedged asset, so that the total result from foreign exchange variation, net of tax effects, is practically cancelled and consistent with the strategy of low risk exposure that we adopted.

					R$ million
	Dec 31, 10
Assets	Consolidated Itaú Unibanco	Total	Local Currency	Foreign Currency	Foreign Business Itaú Unibanco
Cash and Cash Equivalents	10,493	5,774	5,339	434	4,407
Interbank Investments	85,926	78,126	77,063	1,063	10,375
Securities	188,853	163,001	162,678	324	41,465
Credit Operations and Leases	297,102	264,531	257,233	7,297	43,998
(Provision for Allowance for Loan Losses)	(22,292)	(21,536)	(21,536)	0	(756)
Other Assets	184,520	174,904	164,639	10,265	28,339
Foreign Exchange Portfolio	21,593	17,035	7,242	9,793	23,253
Other	162,927	157,869	157,397	472	5,086
Permanent Assets	10,512	30,491	9,199	21,292	1,313
TOTAL ASSETS	755,112	695,290	654,615	40,675	129,142
Derivatives - Purchased Positions				61,587
Futures				18,785
Options				5,750
Swaps				17,259
Other				19,793
TOTAL ASSETS AFTER ADJUSTMENTS (a)				102,262

	Dec 31, 10
Liabilities and Equity	Consolidated Itaú Unibanco	Total	Local Currency	Foreign Currency	Business Abroad Itaú Unibanco
Deposits	202,738	166,555	166,367	188	36,947
Deposits Received under Securities Repurchase Agreements	199,641	184,055	184,055	0	15,586
Funds from Acceptances and Issue of Securities	25,609	30,920	15,583	15,337	9,816
Borrowings and Onlendings	47,412	49,234	33,981	15,253	11,518
Interbank and Interbranch Accounts	4,055	3,950	2,329	1,621	106
Derivative Financial Instruments	5,705	3,983	3,983	0	1,994
Other Liabilities	143,379	130,753	120,169	10,584	31,812
Foreign Exchange Portfolio	22,035	17,465	7,344	10,122	23,265
Other	121,344	113,288	112,825	462	8,548
Technical Provisions for Insurance, Pension Plan and Capitalization	61,365	61,356	60,706	650	9
Deferred Income	599	533	533	0	62
Minority Interest in Subsidiaries	3,371	3,073	3,073	0	0
Stockholders' Equity of Parent Company	60,879	60,879	60,879	0	21,292
Capital Stock	47,556	47,556	47,556	0	19,670
Net Income	13,323	13,323	13,323	0	1,622
TOTAL LIABILITIES AND EQUITY	755,112	695,290	651,657	43,633	129,142
Derivatives - Sold Position				74,216
Futures				25,196
Options				10,641
Swaps				25,252
Other				13,127
TOTAL LIABILITIES AND EQUITY AFTER ADJUSTMENTS (b)				117,849
Foreign Exchange Position Itaú Unibanco (c = a - b)				(15,578)
Foreign Exchange Position Itaú Unibanco (c) in US$				(9,355)

10.3. Directors should comment on the material effects that may have been caused or that are expected to be caused on the Issuer’s financial statements and their results:

a) introduction or disposal of operating segment

The operating segments of Itaú Unibanco are as follows:

●         Commercial Banking, the income of which is obtained from the offering of financial products and provision of banking services to the retail client base (individuals and very small companies), high net worth individuals with significant assets (private banking) as well as and to small and middle market companies.

●         Itaú BBA, which is responsible for banking operations with large companies and activities as investment banking.

●         Consumer Credit, the income of which is from the financial products and services offered to noncurrent account holder clients.

●         Corporate and Treasury, the income of which is associated with excess capital and excess of subordinated debt and the carry-forward of the net balance of deferred tax assets and tax debts added to the income associated with treasury operations.

Itaú Unibanco did not introduce nor dispose any operating segment in 2010, 2009 or 2008.

b) incorporation, acquisition or disposal of ownership interest

2010

There are not any material transactions to be reported.

2009

Extension of agreement with Magazine Luiza

On November 27, Magazine Luiza and Itaú Unibanco completed a negotiation related to the extension of an exclusivity period to December 31, 2029. The agreement relates to the distribution of credit products by Luizacred, a financial institution held in equal proportions by Magazine Luiza and Itaú Unibanco, in all physical and virtual stores owned or operated by Magazine Luiza, either directly or indirectly, as well as call centers, Internet, mailing or any other points or forms of contact between Magazine Luiza and its customers. This transaction amounted to R$250 million.

Sale of Unibanco Saúde Seguradora to Tempo Participações

Itaú Unibanco, Itaú Seguros and a subsidiary controlled by Tempo Participações signed on December 16 an Agreement for the Sale of Shares aimed at the transfer of total capital from Unibanco Saúde Seguradora held by Itaú Unibanco and Itaú Seguros. Our intent with this operation was to expand the strategic focus of our insurance activity, concentrating our activities in the segments in which we hold leadership positions. The amount of this transaction was R$55 million. The Agreement for the Sale of Shares also establishes that, in function of the future performance of the operation of Unibanco Seguradora in the twelve months after the completion of this transaction, Itaú Unibanco is entitled to an additional payment of up to R$45 million. The Supplementary Health Insurance Agency (ANS) approved the transaction on April 1, 2010. The completion of this transaction was made on April 29, 2010.

Change in FIC partnership agreement

Companhia Brasileira de Distribuição (CBD) and Itaú Unibanco concluded, on August 28, the negotiation related to the company Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (FIC). The agreement which gave rise to FIC was amended, excluding the exclusivity obligation of Itaú Unibanco (obligation of not entering into similar partnerships with the competitors of CBD). In consideration, Itaú Unibanco paid to Pão de

Açúcar Group the amount of R$550 million. On the same occasion, the exclusivity deal for the offering of financial products and services granted by CBD to FIC was extended for an additional period of five years, for which Itaú Unibanco paid R$50 million to the Pão de Açúcar Group.

Alliance with Porto Seguro

On August 23, Itaú Unibanco and Porto Seguro entered into an alliance aimed at the unification of their residence and vehicle insurance operations. With this operation, millions of clients of Porto Seguro and Itaú Unibanco gained access to the most complete insurance services in the Brazilian market, especially to an extensive network of insurance brokers that may offer a wide range of products and services, by means of several companies that became part of the group, increasing their options.

Due to this alliance, the company increased its financial soundness, holding a leadership position in the residence and vehicle insurance lines, with 3.4 million vehicles and 1.2 million properties insured at the time the alliance was entered into, thus reinforcing our leadership strategy in the majority of markets in which we operate. Additionally, the alliance enables the achievement of economies of scale and the synergy of costs, and also permits a stronger geographic presence. Therefore, an operating agreement was entered into for the offering and distribution, on an exclusive basis, of vehicle and residence insurance products to the clients of Itaú Unibanco network, in Brazil and Uruguay.

Total assets and liabilities related to the current portfolio of residence and vehicle insurance of Itaú Unibanco existing at the time was transferred to a new company, Itaú Unibanco Seguros de Automóvel e Residência S.A. This company is managed by Porto Seguro, and the executives and collaborators of Itaú Unibanco who worked in the vehicle and residence insurance segments were allocated to the new company, thus expanding the expertise and quality of insurance management. In consideration, Porto Seguro issued shares representing 30% of its new capital, which were delivered to Itaú Unibanco and contributed to Porto Seguro Itaú Unibanco Participações S.A., the new holding company of Porto Seguro, so that Itaú Unibanco started to hold a minority interest of approximately 43% in the capital stock of Porto Seguro Itaú Unibanco Participações S.A.

Redecard

On March 30, Itaú Unibanco purchased 24,082,760 registered common shares of Redecard for R$590 million, giving rise to goodwill amounting to R$557 million, which, net of taxes, totaled R$506 million, fully amortized in the consolidated financial statements. In view of this transaction, Itaú Unibanco gained shareholding control over Redecard, fully consolidated in the financial statements of Itaú Unibanco from the first quarter of 2009.

2008

Acquisition of Itaú BBA remaining interest

On December 29, Itaú Unibanco S.A. acquired the remaining 4.25% interest in total shares of Banco Itaú BBA S.A. held by certain executives and employees of Banco Itaú BBA S.A.. At present, Itaú Unibanco Holding holds approximately 100% interest in the capital of Banco Itaú BBA S.A..

Transaction with the American International Group, Inc (AIG)

On November 26, Unibanco – União de Bancos Brasileiros S.A. entered into an agreement with the American International Group, Inc., or AIG, to revert the exchange of the shares that each of the groups held in Brazilian insurance companies, as follows: (i) Unibanco – União de Bancos Brasileiros S.A. acquired for US$ 820 million the shares held by American International Group, Inc. – AIG in Unibanco AIG Seguros S.A. (which name was subsequently changed to Unibanco Seguros S.A.), and (ii) AIG acquired for US$ 15 million the shares held by Unibanco – União de Bancos Brasileiros S.A. in AIG Brasil Companhia de Seguros. With the completion of this transaction, Unibanco – União de Bancos Brasileiros S.A. became the holder of 100% of capital in Unibanco AIG Seguros S.A., which held in turn 100% of the capital in Unibanco AIG Vida e Previdência S.A. (currently named “Itaú Vida e Previdência S.A.”) and Unibanco AIG Saúde Seguradora S.A. (which name was changed to “Unibanco Saúde Seguradora S.A.”).

Marisa Partnership

On December 4, Itaú Unibanco entered into an operating agreement with Marisa S.A. to create a new co-branded credit card, for a ten-year period. Marisa is the largest store chain specializing in women’s fashion in Brazil, having 207 stores in the country and over 8 million private label cards at September 30, 2008. The investment amount in .this partnership is approximately R$120 million.

Creation of Itaú Unibanco

On November 3, 2008, the then controlling shareholders of Itaú and of Unibanco signed an agreement for the merger of their financial operations, which was approved by the Central Bank of Brazil on February 18, 2009. It was the formal beginning of the building of the largest private financial conglomerate in the Southern Hemisphere, in terms of market value, which placed it among the 20 largest financial institutions in the world.

This financial institution will be fully capable of being a player in the new global competitive scenario. The result of this partnership is a bank with Brazilian capital and the commitment, strength, vocation and economic capacity to become a vital partner in the development of Brazilian companies, in Brazil and abroad. With a strong international presence – it already has commercial bank operations in all Mercosur countries - the institution will have the required agility to increase the presence of Brazil internationally.

Itaú Unibanco is consolidating its position in a scenario in which Brazil and its financial system are in privileged conditions, with strong possibilities of improving even more its relative position in the global scenario. In this phase of sustainable growth of the country, movements like this, which strengthen large domestic companies, are growing in importance, such as those which are occurring in other sectors of economy, continuously expanding their competitive capacity.

After over 15 months in gestation through dialogue, Itaú Unibanco was born with a strong identity in values and a converging vision for the future. For this purpose, the controlling shareholders of Itaúsa and Unibanco decided to establish the holding company IUPAR  with a shared governance model.

The conglomerate resulting from the merger has scale, expertise and a strong capital base, which enable it to significantly reinforce the credit supply to the market, providing a sound and vigorous response to the demands of companies and individuals.

Acquisition of interest in Banco Itaú Europa

In November, Itaúsa transferred to Itaú Unibanco the ownership interest it held in Banco Itaú Europa S.A. for approximately R$1,137 million, of which R$550 million was transferred through the issue of common shares of Itaú Unibanco and R$587 million in cash.

c) unusual events or operations

In 2010, 2009 and 2008 we noted the occurrence of the following nonrecurring events in consolidated net income of Itaú Unibanco:

			R$ million
	CONSOLIDATED ITAÚ UNIBANCO
	01/01 to 12/31/2010	01/01 to 12/31/2009	01/01 to 12/31/2008
Sale of investments	-	228	233
Visa Inc. and Visa Net	-	212	-
Allianz	-	16	-
BM&F Bovespa	-	-	42
Visa, Inc.	-	-	95
Mastercard, Inc.	-	-	55
Banco de Fomento de Angola (Investment which was held by BPI)	-	-	40
Program for Cash or Installment Payment of Federal Taxes - Law No. 11,941/09	145	292	-
Itaú Unibanco x CBD joint venture	-	(363)	-
Provision for contingencies – economic plans	(467)	(191)	(174)
Provision for contingencies – tax and social security	(380)	-	-
Sale and adjustments to market value of shares of Banco Comercial Português, S.A. held BPI	-	-	(29)
Amortization of goodwill (*)	-	(390)	(223)
Effects of adoption of Law No. 11,638	-	-	(136)
Stock-based compensation	-	-	(102)
Lease	-	-	(34)
Effect arising from merger - ITAÚ UNIBANCO	-	-	5,183
Non-operating equity in earnings	-	-	18,031
Amortization of goodwill	-	-	(12,848)
Provision for integration expenditures - ITAÚ UNIBANCO	-	-	(888)
Equalization of criteria ITAÚ UNIBANCO	-	-	(1,414)
Non-technical provision for health insurance	-	-	(350)
Technical provisions for insurance and pension plan	-	-	(193)
Allowance for loan losses – adjustment to the minimum required by Resolution No. 2,682	-	-	(216)
Provisions for contingent liabilities and legal liabilities	-	-	(262)
Other	-	-	(393)
Additional allowance for loan losses	1,038	-	(3,089)
Employee benefits	(35)	-	-
Other nonrecurring events	-	-	(30)
Total	300	(424)	(567)
(*) Basically refers to the REDECARD operation.

10.4. Directors should comment on:

a) significant changes in accounting practices

2010

The accounting practices regarding employee benefits, beginning 2010, were applied in accordance with CVM Resolution No. 600, of 10/07/2009

2009

There were no changes in the company’s accounting practices.

2008

On December 28, 2007, Law No. 11,638 was enacted in order to amend and revoke the provisions of Laws No. 6,404, of December 15, 1976 and No. 6,385 of December 7, 1976 on accounting practices, and the preparation and disclosure of financial statements.

The main changes in accounting practices were as follows:

•
Fixed Assets from then on includes assets arising from operations that transfer to the company any benefits, risks and the control over these assets and Deferred Charges includes the preoperating expenses and restructuring expenses. Accordingly, leasehold improvements and software purchases were reclassified from Deferred Charges to Fixed Assets and Intangible Assets, respectively, including for comparison purposes.

•
Periodic analysis of the recovery, measurement and disclosure of losses in relation to the recoverable value of assets, as regulated by CMN Resolution No. 3,566, of May 29, 2008. No losses were found by the assessment carried out by management at the end of each year.

•
The subgroup “Intangible Assets” was created in Permanent Assets, in order to classify any rights the subjects are intangible assets intended for the maintenance of the company or which are exercised for such a purpose, including acquired goodwill. Accordingly, rights for acquisition to payroll and acquisition of customer portfolios and software were reclassified from Prepaid Expenses and Deferred Charges, respectively, including for comparability purposes.

b) significant effects of the changes in accounting practices

The main changes in accounting practices were as follows:

•
Disclosure of the Statement of Cash Flows in lieu of the Statement of Changes in Financial Position and Statement of Added Value as integral parts of the financial statements required by Brazilian accounting practices. ITAU UNIBANCO already voluntarily disclosed these financial statements.

•
Lease Operations: Unibanco is a lessee in lease operations. According to CVM Resolution No. 554, of November 12, 2008, they were recorded in assets and the corresponding financial liability was recognized. Any adjustments to operations were recorded in Retained Earnings and in the results for 2008, net of any deferred taxes.

•
Share-based payments: In compliance with CVM Resolution No. 562, of December 17, 2008, the fair value of options granted to management members started being recognized proportionally to the vesting period, as personnel expenses , having as contra-entry the Capital Reserves account. The effects related to prior years arising from the application of the aforementioned procedure were recorded in Revenue Reserves.

c) qualifications and emphases presented in the auditor’s report

There were no qualifications and emphases presented by the auditor for 2010, 2009 and 2008.

10.5. Directors should indicate and comment on the critical accounting policies adopted by the Issuer, in particular, accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of noncurrent assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests

General

Our main accounting policies are described in Note 4 to our consolidated financial statements prepared in accordance with Brazilian GAAP as of and for the years ended December 31, 2010, 2009 and 2008. The preparation of the financial statements involves certain assumptions that are derived from historical experience and various other factors that we deem reasonable and relevant. While we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make judgements on matters that are inherently uncertain. The following discussion describes those areas that require the most judgement or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations.

Use of Estimates and Assumptions

The preparation of financial statements in accordance with Brazilian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are used for, but not limited to, the calculation of the allowance for loan and lease losses, the selection of useful lives for certain assets, the determination of whether a specific asset or group of assets has been impaired, the expected realisable amount of deferred tax assets, the market value of certain financial instruments, the classification and computation of contingent liabilities and the amount of technical provisions for insurance, pension plans and capitalisation. The accounting estimates made in these contexts require management to make assumptions about matters that are highly uncertain. In each case, if management had made other estimates, or if changes in these estimates occur from period to period, it could have a material impact on our financial condition and results of operations. Therefore, actual results may differ from our estimates.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses represents our estimate of the probable losses on our loan and lease portfolio at the end of each reporting period. The allowance for loan losses is calculated taking into consideration the classification of loan losses in one of nine different risk levels (from AA through H). The classification of the risk levels is a judgement that takes into consideration the economic and political situation, credit quality trends, past experience and the portfolio’s specific and global risks, as well as Central Bank and CMN guidelines. CMN rules specify a minimum allowance for loan losses and other extensions of credit in each rating category ranging from zero per cent (in the case of a credit that is not in arrears) to 100.0% (in the case of any credit that is more than 180 days in arrears).  In addition to recognising allowances for loan and lease losses in accordance with the CMN minimum requirements, we also recognise an allowance that we identify as “generic,” which represents our estimate of the allowance as of any given date based on our loss experience based on historical information, which beginning in December 31, 2010, is measured using models employed in credit risk management based on Basel II. Beginning in December 31, 2008, we also recognised an “additional allowance,” which represents an adjustment to our generic allowance considering the economic scenario. As of December 31, 2009 and in the first three quarters in 2010, we included as part of the “additional allowance” countercyclical provisions which, beginning on December 31, 2010, we improved the criteria for determining allowance for loan losses, under Basel III guidelines, which determined that the counter-cyclical effects be buffered in the base of capital.

The methodologies to compute the generic allowance depend on several criteria including the criteria used to segment our loan portfolio, the period used to measure our historical losses, the specific method used to measure such historical losses, the impact of our loan granting criteria on losses over time and other factors. Additionally, the methodologies used to measure the additional allowance also depend on significant judgements, including the relationship between the level of loan losses observed and economic factors as of any given date. If our estimates differ from the amounts actually collected, additional provisions may be required.

Market Value of Financial Instruments

In accordance with Brazilian GAAP and specific rules of the Central Bank, we record some of our financial instruments at market value. Financial instruments recorded at market value on our balance sheet include mainly securities classified as trading, available-for-sale, and other trading assets, including derivatives. Securities classified as held-to-maturity are recorded at their amortised cost on our balance sheet, and their corresponding market values are disclosed in the notes to our consolidated financial statements.

Market value is defined as the value at which a position could be closed out or sold in a transaction with a willing and knowledgeable party. We estimate market value using quoted market prices when available. When quoted market prices are not available, we use a variety of sources, which include dealer quotes, pricing models and quoted prices of instruments with similar characteristics or discounted cash flows. The fair value of financial instruments, including derivatives that are not traded in active markets is determined by using valuation techniques. Similarly, judgement must be applied in estimating prices when no external parameters exist. Other factors that can affect the estimates include incorrect model assumptions and unexpected correlations. While we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies and assumptions to determine the market value of certain instruments could result in a different estimate of market value at the reporting date, which may affect the amount of revenue or loss recorded for a specific asset or liability. Judgements are also required to determine whether a decline in market value below amortised costs is permanent in available-for-sale or held-to-maturity securities, therefore requiring cost basis to be written down and recognition of related effects on our results of operations. Factors that are used by our management in determining whether a decline is permanent include mainly the observed period of the loss, the degree of the loss and the expectation, as of the date of analysis, as to the potential for realisation of the security.

Contingent Liabilities

We are currently party to civil, labour, tax and social security proceedings arising from the normal course of our business. We normally make provisions for these contingencies based on the following: (i) for lawsuits individually  reviewed, on the opinion of internal and external legal counsel and the probability that financial resources will be required to settle the claim, where settlement amounts may be estimated with sufficient certainty and (ii) for lawsuits collectively evaluated, by the use of statistical references by group of lawsuits, type of legal body (small claims court or regular court) and claimant. We classify as “probable,” “possible” or “remote” the risk that such contingencies arising from these proceedings will materialise into actual losses for us. We recognize provisions for these contingent liabilities when we classify the loss related to these claims as probable. While we do not recognise provisions for contingencies whose risk we consider possible or remote, we disclose contingencies whose risk we consider possible. We measure contingency amounts by using models and criteria that, in spite of the uncertainty of these contingencies’ terms and amounts, we feel accurately estimate their values. Although we believe that these contingencies are adequately reflected in our financial statements, their outcomes may result in obligations to pay amounts higher than the aggregate values of our contingency provisions, given the inherent difficulties in estimating the exact amounts involved in the claims made against us.

10.6. With respect to the internal controls adopted to ensure the preparation of reliable financial statements, Directors should comment on:

a) the eficiency level of such controls, indicating any imperfections and measures adopted to correct them

The Management of Itaú Unibanco Holding S.A. is responsible for establishing and maintaining internal controls related to the company’s consolidated financial statements.

Internal control related to the financial statements is a process developed to provide reasonable assurance regarding the reliability of accounting information and the preparation of the financial statements disclosed in accordance with the accounting pratices adopted in Brazil applicable to the financial institutions authorized to operate by the Central Bank of Brazil. The internal controls related to the financial statements include the policies and procedures that: (i) are related to the maintenance of records that, in reasonable detail, reflect accurately and properly the transactions and write-offs of the company’s assets; (ii) provide reasonable assurance that the transactions are recorded as necessary to enable the preparation of the financial statements in accordance with the accounting pratices adopted in Brazil applicable to the financial institutions authorized to operate by the Central Bank of Brazil, and that the company’s receipts and payments are only being made in accordance with the authorization of the company’s management and directors; and (iii) provide reasonable assurance regarding the timely prevention or detection of the unauthorized acquisition, use or allocation of the company’s assets which could have a significant effect on our financial statements.

Due to their inherent limits, the internal controls related to the financial statements may not avoid or detect errors. Therefore, even the systems determined to be effective may only provide reasonable assurance regarding the preparation and presentation of the financial statements. Likewise, projections of any evaluation on their effectiveness for future periods may be subject to the risk that the controls may become inadequate due to changes in conditions, or deterioration may occur in the level of conformity with practices or procedures.

The management evaluated the effectiveness of the internal controls related to the company’s consolidated financial statements at December 31, 2010 in accordance with the criteria defined by Committee of the Sponsoring Organization of the Treadway Commission in Internal Control – (“COSO”) Integrated Framework. The Management’s evaluation includes the documentation, assessment and results of the testing of the design and effectiveness of the internal controls related to the financial statements. Based on this assessment, management concluded that the internal controls related to the consolidated financial statements were effective at December 31, 2010.

b) deficiencies of and recommendations for the internal controls that are present in the independent auditor’s report

In the independent auditor’s report, we did not note deficiencies or recommendations on internal controls that pose the risk of failure or material effect on the financial statements.

However, we shall report how Itaú Unibanco performs the monitoring of auditors’ notes and action plans. It is important to emphasize the way Itaú Unibanco performs the monitoring of the auditors’ notes and action plans. The deficiencies and recommendations of (internal and external) audits are monitored on a monthly basis by the executive areas, through multidisciplinary committees with the attendance of Internal Audit and Operational Risks representatives.

Additionally, the results of monitoring are periodically reported to the Executive Committee and the Audit Committee of the institution.

10.7. Should the Issuer have made a public offering of securities, the Directors should comment on:

a) how the funds arising from the offering were used

Not applicable.

b) if there were relevant differences between the effective investment of funds and investment proposals disclosed in the prospectus of the said offering

Not applicable.

c) if there were differences, the reasons for such differences

Not applicable.

10.8. Directors should describe relevant items that are not evidenced in the Issuer’s financial statements, describing:

a) assets and liabilities directly or indirectly held by the Issuer that are not presented in its balance sheet (off-balance sheet items), such as:

I - Operating leases, assets and liabilities

Not applicable.

II – Written-off portfolios of receivables for which the entity bears risks and responsibilities, indicating the related liabilities

In accordance with Resolution No. 3,809, of October 28, 2009, the amount of transactions of sale or transfer of financial assets in which the entity substantially retained the risks and benefits is R$35 million, exclusively composed of operations of loan and receivables assigned with joint obligation.

III - Agreements for the future purchase and sale of products or services

Not applicable.

IV - Agreements for construction in progress

Not applicable.

V - Agreements for the future receipt of financing

Not applicable.

b) other items that are not presented in the financial statements

Not applicable.

10.9. With respect to each of the items that are not presented in the financial statements indicated in item 10.8, Directors should comment on:

a) how these items change or may change revenue, expenses, operating income and expenses, financial expenses or other items of the Issuer’s financial statements

The organization set up a provision for assigned amounts in the amount of R$22 million.

b) the nature and purpose of the operation

Real estate loan: assigned to CIBRASEC for issue of securitized real estate loans (CRI) in the amount of R$13 million. Rural loan: assigned to the National Treasury Secretariat for securitization of debts in the amount of R$22 million.

c) the nature and amount of the liabilities assumed and rights generated in favor of the Issuer as a result of the operation

The Nature was informed in item “b”. The organization’s commitment is to meet the payment in case of default by the debtor.

10.10. Directors should indicate and comment on the main elements of the Issuer’s business plan, describing, in particular, the following topics:

a) investments, including:
I - Quantitative and qualitative description of the investments in progress and expected investments
II - Sources of investment financing
III - Relevant divestitures in progress and expected divestitures

In 2011, Itaú Unibanco expects to openapproximately 150 branches concurrently with the opening of new platforms for small companies.

On October 24, 2010, with less than two years after the merger, Itaú Unibanco completed the integration of all of its service center base throughout Brazil. In total, 998 branches and 245 service centers of Unibanco were totally remodeled and integrated with Itaú’s centers and, at the end of 2010, there were 3,967 branches, 944 service centers and 29,301 ATMs, totaling over 34,000 service centers.

The source of funding is own Working Capital, represented by Shareholders’ Equity of the Parent Company and by Minority Interest in Subsidiaries.

b) provided that it has already been disclosed, indicate the acquisition of plants, equipment, patents or other assets that are expected to have a material impact on the Issuer’s production capacity

Not applicable.

We are always considering options to expand our operations in the financial market. Should new opportunities arise, even at attractive prices, they will be carefully analyzed considering the risks involved, especially in view of the recent deterioration of financial markets and the perspective of the country involved.

c) new products and services, indicating:

I - Description of the research in progress that has already been disclosed
II - Total amounts spent by the Issuer in research for the development of new products and services
III - Projects in progress that have already been disclosed
IV - Total amounts spent by the Issuer in the development of new products and services

Not applicable.

10.11. Comment on other factors that have significantly affected operating performance and that were not identified or commented on in the other items of this section

All the factors that have significantly affected operating performance were commented on in the other items of this section.

APPENDIX II

Proposed allocation of profits, containing the information specified in Appendix 9-I-II of
CVM Instruction nº 481

ALLOCATION OF NET INCOME

We propose that the net income for the year reported in the financial statements at December 31, 2010, in the amount of R$10,272,015,528.35, is allocated as follows: (a) R$513,600,776.42 to the Legal Reserve; (b) R$5,633,795,439.86 to statutory reserve, of which R$754,588,063.90 to the Reserve for Dividend Equalization, R$1,951,682,950.38 to the Reserve for Working Capital and R$2,927,524,425.58 to the Reserve for Capital Increase in Investees; and (c) R$4,482,550,312.07 to the payment of dividends and interest on capital, included in the mandatory dividend amount, pursuant to Article 9, of Law No. 9,249/95.

We inform that all reported data, except when otherwise indicated, refers to individual data of Itaú Unibanco Holding S.A..

We note that the amounts mentioned in item “c” have already been declared by the Board of Directors and paid to stockholders.

We made monthly dividend payment, based on the stockholding position on the last day of the prior month, on the first working day of the subsequent month, as well as additional payments (half yearly), for which the Board of Directors defines the base date for the stockholding position and payment date. Regarding half yearly payments, management verifies the existing earnings, defines the amount of dividends that should be distributed as mandatory, calculates the monthly amount already declared, and, finally, estimates the balance payable of mandatory minimum dividend. Such amount is declared as dividend “additional” to that paid monthly. As resolved by the Board of Directors, interest on capital can be paid, including the interest on capital paid or credited to the amount of mandatory dividend, as provided for in article 9, paragraph 7 of Law No. 9,249/95.

For further information, see the Items below, which were prepared in compliance with the requirements of Attachment 9-1-II of CVM Instruction No. 481/09.

1.	NET INCOME FOR THE YEAR

R$10,272,015,528.35. In addition to earnings for the year, there was the realization of R$357,931,000.00 related to realizable profit reserve set up on December 31, 2008 were realized.

2.	TOTAL AND PER SHARE DIVIDEND AMOUNT, INCLUDING DIVIDEND ADVANCES AND INTEREST ON CAPITAL ALREADY DECLARED

The total amount distributed as dividend advances and interest on capital was R$4,482,550,312.07 (gross), of which R$3,908,114,479.17 is net of taxes. Such amount corresponds to the percentage of net income indicated in item 3, paid as advance on mandatory minimum dividend.  Therefore, a proposal will be submitted to the Stockholders’ Meeting for ratification of declarations and distributions already made, and no new declaration will be proposed.

Net amount per share: R$0.8607.

3.	PERCENTAGE OF DISTRIBUTED NET INCOME FOR THE YEAR

The net amount distributed as dividends and interest on capital corresponds to 38% of net income forthe year and 40.0% of adjusted net income for the amount allocated to legal reserve.

4.	TOTAL AND PER SHARE DISTRIBUTED DIVIDEND BASED ON THE NET INCOME FOR PRIOR YEARS

None.

5.

a.	Gross amount of dividend and interest on capital, separately, per share type and class, deducted of advance dividends and interest on capital already declared

No proposal will be submitted to the stockholders’ meeting for declaration of dividends or interest on capital additional to those already declared.

b.	Payment method and term of dividend and interest on capital, deducted of advance dividends and interest on capital already declared

As mentioned in subitem “a” of this item, the mandatory dividend related to 2010 has been fully declared by the Board of Directors and paid to stockholders. The payment dates are shown in item 6 of this document. Stockholders can receive the amounts due as follows:

•	Holders of American Depositary Receipts (ADR):

The payment will be made directly to the depository bank abroad (Bank of New York Mellon), which will be responsible for transferring it to stockholders.

•	Duly registered stockholders who hold current accounts with Itaú Unibanco S.A.:

The payment will be made through direct credit to the respective current accounts.

•	Stockholders who hold current accounts with other banks that have already informed about the bank/branch/current account:

The payment will be made through wire transfer (DOC or TED), according to the respective amounts.

•	Stockholders which shares are deposited in fiduciary custodies of BM&FBOVESPA.

The payment will be made directly to BM&FBOVESPA, which will be responsible for transferring them to stockholders, through the depositor Brokerage Firms.

•	Holders of bearer shares not yet converted into book-entry shares:

The payment will be made after the delivery of the corresponding certificates for the mandatory conversion.

No proposal will be submitted to the stockholders’ meeting for declaration of dividends or interest on capital additional to those already declared. For the payments already made, see table in item 6 of this document.

c.	Possible restatement and interest on dividends and interest on capital

None.

d.	Date of the declaration of payment of dividends and interest on capital considered in the identification of stockholders who will be entitled to receive them

See subitem “a” of this item.

6.	AMOUNT OF DIVIDENDS AND INTEREST ON CAPITAL ALREADY DECLARED AND DATE OF RESPECTIVE PAYMENTS

Competence	Type of Payment	Stockholding Position	Date of Payment	Value per Share
				Gross	Net
2010	IOC	3/4/2011	3/17/2011	R$ 0.38	R$ 0.32
December	IOC	12/30/2010	3/17/2011	R$ 0.22	R$ 0.18
December	Dividend	11/30/2010	1/1/2011	R$ 0.01	R$ 0.01
November	Dividend	10/31/2010	12/1/2010	R$ 0.01	R$ 0.01
October	Dividend	9/30/2010	11/1/2010	R$ 0.01	R$ 0.01
September	Dividend	8/31/2010	10/1/2010	R$ 0.01	R$ 0.01
August	IOC	8/10/2010	8/20/2010	R$ 0.25	R$ 0.21
August	Dividend	7/30/2010	9/1/2010	R$ 0.01	R$ 0.01
July	Dividend	6/30/2010	8/2/2010	R$ 0.01	R$ 0.01
June	Dividend	5/31/2010	7/1/2010	R$ 0.01	R$ 0.01
May	Dividend	4/30/2010	6/1/2010	R$ 0.01	R$ 0.01
April	Dividend	3/31/2010	5/3/2010	R$ 0.01	R$ 0.01
March	Dividend	2/26/2010	4/1/2010	R$ 0.01	R$ 0.01
February	Dividend	1/31/2010	3/1/2010	R$ 0.01	R$ 0.01
January	Dividend	12/31/2009	2/1/2010	R$ 0.01	R$ 0.01
*IOC: Interest on Capital

7.	PROVIDE A COMPARATIVE TABLE INDICATING THE FOLLOWING PER SHARE AMOUNTS BY TAPE AND CLASS:

a.	Net income for the year and the prior 3 (three) years

			R$
	2010	2009	2008
	10,272,015,528.35	7,706,906,786.53	20,217,096,583.32
Net income per share:	2.26	1.71	6.40
Net income per share – adjusted by the effect of bonuses	2.26	1.71	5.82

For calculating the net income per share, the net income is divided by the number of shares outstanding at the closing date of the year.

b.	Dividend and interest on capital distributed in the prior 3 (three) years

			R$
	2010	2009	2008(1)
Common Shares	0.8607	0.7917	0.7954
Non-voting Shares	0.8607	0.7917	0.7954
(1) For better comparability, the bonuses were taken into consideration.

For calculation of dividend/interest on capital per share, the dividend/interest on capital is divided by the number of shares outstanding at the closing date of the year.

8.	ALLOCATION OF EARNINGS TO THE LEGAL RESERVE

a.	Amount allocated to the legal reserve

R$513,600,776.42.

b.	Detail the calculation method of the legal reserve

Pursuant to article 193 of Law No. 6,404/76, as amended, and article 12.1 of our Bylaws, five per cent (5%) were allocated for setting up the Legal Reserve, which shall not exceed twenty per cent (20%) of total capital.

9.	PREFERRED SHARES ENTITLED TO FIXED OR MINIMUM DIVIDENDS

a.	Calculation method of fixed or minimum dividends

Annual minimum dividend of R$0.022 per share, adjusted in case of split or reverse split of shares.

b.	Sufficiency of earnings for the year for the full payment of fixed or minimum dividends

The earnings for the year were sufficient for the full payment of fixed or minimum dividends.

c.	Accumulation of possible unpaid portion

Minimum dividend is not cumulative.

d.	Total amount of fixed or minimum dividends paid to each class of preferred shares

We do not have different classes of preferred shares. The total amount of minimum dividends statutorily established to our preferred shares would be R$49,611,842.04

e.	Fixed or minimum dividends paid per preferred share of each class

We do not have different classes of preferred shares.

10.	MANDATORY DIVIDEND

a.	Calculation method stipulated in the bylaws

Stockholders are entitled to receive as mandatory dividend, in each year, the minimum amount of twenty five per cent (25%) of net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters “a” and “b” of item I of article 202 of Law No. 6,404/76 and in compliance with items II and III of the same legal provision.

b.	Payment

The mandatory dividend was fully paid, pursuant to item 6 above.

c.	Possibly retained amount

There were no retained amounts.

11.	RETENTION OF MANDATORY DIVIDEND DUE TO THE FINANCIAL CONDITION OF THE COMPANY

Não houve retenção de dividendo obrigatório.

12.	ALLOCATION OF EARNINGS TO THE RESERVE FOR CONTINGENCIES
No allocation of earnings to the reserve for contingencies was made.

13.	ALLOCATION OF EARNINGS TO REALIZABLE PROFIT RESERVE

No allocation of earnings to realizable profit reserve was made.

14.	ALLOCATION OF RESULT FOR STATUTORY RESERVES

a.	Statutory clauses that set forth the reserve

Upon proposal of the Board of Directors, the annual stockholder’s meeting may resolve on the setting up o the following reserves: I - Reserve for Dividend Equalization, II - Reserve for Working Capital, and III - Reserve for Capital Increase in Investees.

The Reserve for Dividend Equalization will be limited to 40% of the value of our capital stock, for the purpose of assuring funds for paying dividends, including interest on stockholders’ equity, or its advances, with the objective of maintaining a payment flow to stockholders, being composed with funds: a) equivalent to up to 50% of the net income for the year, adjusted pursuant to article 202 of Law No. 6,404/76; (b) equivalent to up to 100% of the realized portion of Revaluation Reserves, recorded as retained earnings; (c) up to equivalent to up to 100% of the amount of the adjustments from previous years, recorded as retained earnings; and (d) credits corresponding to the dividend advances.

The Reserve for Working Capital will be limited to 30% of the amount of capital stock, and its purpose is to purpose to guarantee resources for the company’s operations, being formed with funds equivalent to up to 20% of the net income for the year, adjusted pursuant to article 202 of Law No. 6,404/76.

The Reserve for Working Capital will be limited to 30% of the amount of capital stock, and its purpose to guarantee the right of first refusal in capital increases of participating companies, being composed with funds equivalent to up to 50% of net income for the year, adjusted pursuant to article 202 of Law No. 6,404/76.

Upon proposal of the Board of Direction, portions of these reserves will be periodically capitalized so that the respective amount does not exceed the limit of 95% of capital stock. The balance of these reserves, added to the Legal Reserve, may not exceed the capital stock.

b.	Amount allocated to the statutory reserves

R$754,588,063.90 to the Reserve for Dividend Equalization, R$1,951,682,950.38 to the Reserve for Working Capital and R$2,927,524,425.58 to the Reserve for Capital Increase in Investees.

c.	Calculation method of the amount allocated to the reserve

The calculation method follows the guidelines of the Bylaws, allocating up to 50% of net income to the reserve for dividend equalization, up to 20% to the reserve for working capital and up to 50% to the reserve for capital increase in investees.

15.	RETENTION OF EARNINGS STIPULATED IN CAPITAL BUDGET
There were no retained earnings.

16.	ALLOCATION OF EARNINGS TO THE RESERVE FOR TAX INCENTIVES

No allocation of earnings to the reserve for tax incentives was made.